Exhibit 99.2

PENN WEST ENERGY TRUST

INFORMATION CIRCULAR - PROXY STATEMENT
DATED MAY 5, 2008

FOR THE ANNUAL MEETING OF UNITHOLDERS
TO BE HELD ON MONDAY, JUNE 2, 2008

SECTION 1:                           VOTING INFORMATION

1.1                               Solicitation of Proxies

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by management of Penn West Petroleum Ltd. (“PWPL”), the administrator of Penn West Energy Trust (“Penn West”), for use at the annual meeting of the holders (the “Unitholders”) of trust units (“Trust Units”) of Penn West (the “Meeting”) to be held on the 2nd day of June, 2008, at 2:00 p.m. (Calgary time) in the Ballroom at the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual Meeting enclosed herewith.

Accompanying this Information Circular - Proxy Statement is an Instrument of Proxy for holders of Trust Units.  Instruments of Proxy must be received by CIBC Mellon Trust Company at 600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1 or Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or by facsimile at 1-416-368-2502, at any time up to 3:00 p.m. (Calgary time) on May 30, 2008 or the last business day prior to the date of any adjournment of the Meeting.  CIBC Mellon Trust Company, the trustee of Penn West (the “Trustee”), has fixed the record date for the Meeting at the close of business on May 2, 2008 (the “Record Date”).  Only Unitholders of record as at that date are entitled to receive notice of the Meeting.  Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date even though the Unitholder has since that time disposed of his or her Trust Units.  No Unitholder who becomes a Unitholder after the Record Date shall be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

The persons named in the enclosed form of proxy are directors or officers of PWPL.  Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for the Unitholder and on behalf of the Unitholder at the Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder’s appointee should be legibly printed in the blank space provided.

1.2                               Notice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of Unitholders do not hold Trust Units in their own name.  Unitholders who do not hold their Trust Units in their own name (referred to herein as “Beneficial Unitholders”) should note that only proxies deposited by Unitholders whose names appear on the records of the registrar and transfer agent for Penn West as the registered holders of Trust Units can be recognized and acted upon at the Meeting.  If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder’s name on the records of the registrar and transfer agent for Penn West.  Such Trust Units will more likely be registered under the name of the Unitholder’s broker or an agent of that broker.  In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).  Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder.  Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients.  Penn West does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.  The majority of Trust Units held in the United States are registered in the name of Cede & Co., the nominee for The Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc.  Broadridge Financial Solutions, Inc. typically mails a scannable Voting Instruction Form in lieu of the form of proxy.  The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile.  Alternatively the Beneficial Holder can call a toll-free telephone number or access the internet to vote the Trust Units held by the Beneficial Holder.  Broadridge Financial Solutions, Inc. then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting.  A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge Financial Solutions, Inc. well in advance of the Meeting in order to have the Trust Units voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Trust Units registered in the name of your broker or other intermediary, you may attend at the Meeting as a proxyholder for the registered Unitholder and vote your Trust Units in that capacity.  If you wish to attend the Meeting and vote your own Trust Units, you must do so as proxyholder for the registered Unitholder.  To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

1.3                               Revocability of Proxy

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the above mentioned office of CIBC Mellon Trust Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

1.4                               Persons Making The Solicitation

The solicitation is made on behalf of management of PWPL.  The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual Meeting and this Information Circular - Proxy Statement will be borne by Penn West.  In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of PWPL, who will not be specifically remunerated therefor.

1.5                               Exercise Of Discretion By Proxy

The Trust Units represented by proxies in favour of management nominees shall be voted or withheld from voting in accordance with the instructions of the Unitholder on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon.  The persons appointed under the Instrument of Proxy furnished by Penn West are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual Meeting.  At the time of printing this Information Circular - Proxy Statement, management of Penn West knows of no such amendment, variation or other matter.

1.6                               Voting By Telephone

Unitholders may use any touch-tone telephone to transmit their voting instructions.  To do so, Unitholders must telephone toll-free 1-866-271-1207 (English only) and follow the instructions provided.  Unitholders should have the instrument of proxy in hand when they call.  Each Unitholders’ 13-digit control number is located on the instrument of proxy at the bottom left hand side.  If you vote by telephone, your vote must be received by 3:00 p.m. (Calgary time) on May 30, 2008 or the last business day prior to the date of any adjournment of the Meeting.  Unitholders cannot use the telephone voting service if they wish to designate another person to attend and vote on their behalf at the Meeting.

1.7                               Voting By Internet

Unitholders may use the internet at www.exproxyvoting.com/pennwest to transmit their voting instructions and for electronic delivery of information.  Unitholders should have the instrument of proxy in hand when they access the web site.  Unitholders will be prompted to enter their 13-digit control number which is located on the instrument of proxy on the bottom left hand side.  If Unitholders vote by internet, their vote must be received by 3:00 p.m. (Calgary time) on May 30, 2008 or the last business day prior to the date of any adjournment of the Meeting.  The website may be used to appoint a proxy holder to attend and vote on a Unitholder’s behalf at the Meeting and to convey a Unitholder’s voting instructions.  Please note that if a Unitholder appoints a proxy holder and submits their voting instructions and subsequently wishes to change their appointment or voting instructions, a Unitholder may resubmit their proxy, prior to the deadline noted above.  When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that the last proxy is submitted by the deadline noted above.

1.8                               Voting Trust Units And Principal Holders Thereof

Penn West was formed pursuant to the provisions of a trust indenture between the Trustee and PWPL dated April 22, 2005, amended and restated as of June 30, 2006, and further amended as of November 29, 2007 (as so amended and restated, the “Trust Indenture”).

Penn West is authorized to issue an unlimited number of Trust Units.  As at May 5, 2008, approximately 375,695,731 Trust Units were issued and outstanding.  Penn West is also entitled to issue special voting units.  As at May 5, 2008, no special voting units had been issued.  At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote.  On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder.  All votes on special resolutions are by a ballot and no demand for a ballot is necessary.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them are present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders is entitled to cast such vote.

To the knowledge of the directors and executive officers of PWPL, no person or company beneficially owns, controls or directs, directly or indirectly, Trust Units carrying 10 percent or more of the voting rights attached to the issued and outstanding Trust Units.

1.9                               Quorum For Meeting

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than five percent of the outstanding Trust Units.  If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the Meeting.  At such Meeting, the Unitholders present either personally or by proxy shall form a quorum.

1.10                        Approval Requirements

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50 percent of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

SECTION 2:                           MATTERS TO BE ACTED UPON AT THE MEETING

2.1                               Appointment of Trustee

Pursuant to our Trust Indenture, Unitholders are required to reappoint CIBC Mellon Trust Company or appoint a successor trustee at every third annual meeting of Unitholders.  Management is soliciting proxies, in the accompanying form of proxy, in favour of the reappointment of CIBC Mellon Trust Company as our trustee, to hold office for a term of three (3) years.

2.2                               Approval of Unallocated Entitlements Pursuant to Security Based Compensation Arrangements

In accordance with Toronto Stock Exchange (“TSX”) requirements, every three years after institution, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable (commonly referred to as a “rolling plan”) must be approved by a majority of the issuer’s directors and the issuer’s securityholders.

Trust Unit Rights Incentive Plan

The purpose of the Trust Unit Rights Incentive Plan (the “TURIP”) is to provide directors, officers, consultants, employees and other service providers (collectively, “Service Providers”) of Penn West and its subsidiaries with an opportunity to acquire rights (“Rights”) to acquire Trust Units from treasury.  This provides an increased incentive for these Service Providers to contribute to the future success and prosperity of Penn West, thus enhancing the value of the Trust Units for the benefit of all Unitholders.

The TURIP provides that unless otherwise approved by the TSX and Unitholders, Penn West may set aside and reserve for granting of Rights under the TURIP and all other security based compensation arrangements of Penn West, up to 10% of the aggregate number of issued and outstanding Trust Units.  Any increase in the issued and outstanding Trust Units results in an increase in the available number of Trust Units issuable from treasury under the TURIP, and any exercises or forfeitures of Rights makes new grants available under the TURIP.

Because the TURIP does not have a fixed maximum number of Trust Units issuable thereunder, the Unitholders are required to approve all unallocated Rights to acquire Trust Units issuable pursuant to the TURIP.  If the resolution approving all unallocated Rights under the TURIP is not approved by the Unitholders at the Meeting, then currently outstanding Rights will continue unaffected, however, no further Rights may be granted under the TURIP. Furthermore, currently outstanding Rights that are subsequently cancelled or terminated will not be available for issuance under the TURIP.

At the Meeting, Unitholders will be asked to consider and, if deemed advisable, approve an ordinary resolution to approve all unallocated Rights under the TURIP. The terms of the TURIP are described in this Information Circular (see Section 4.12 “Trust Unit Rights Incentive Plan”) and no changes to the TURIP are proposed.

The form of resolution to be considered by Unitholders at the Meeting is as follows:

“RESOLVED THAT:

1.                                       All unallocated rights to acquire trust units under the Trust Unit Rights Incentive Plan of Penn West Energy Trust be and are hereby approved until June 2, 2011; and

2.                                       Any one officer or director of Penn West Petroleum Ltd. is hereby authorized to execute and deliver all such documents and to do all such acts and things as may be deemed advisable in such individual’s discretion for the purpose of giving effect to this resolution.”

The directors recommend that you vote for the resolution approving the unallocated Rights under the TURIP discussed above. It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies in favour of the above resolution.

Employee Trust Unit Savings Plan

The purpose of the Employee Trust Unit Savings Plan (the “Savings Plan”) is to provide a means by which full-time employees (“Employees”) of affiliates of Penn West can save for their retirement to ensure their long term future financial security; and to develop the interest of the Employees in the growth and development of Penn West by providing them with the opportunity to acquire an increased proprietary interest in Penn West through the purchase of Trust Units.

Under the Savings Plan, an Employee may contribute not less than 1% and not more than 10% of their base annual salary to the Savings Plan (the “Employee Contribution”).  For each $1.00 contribution to the Savings Plan by an Employee, Penn West will contribute $1.50 on behalf of the Employee (the “Penn West Contribution”).  The Employee Contribution and the Penn West Contribution in each calendar month are used to acquire Trust Units.  The Trust Units are acquired either through open market purchases of Trust Units as soon is as reasonably practicable after the end of that calendar month; by a purchase of Trust Units from treasury (“Treasury Units”) at the weighted average trading price of the last five trading days on the TSX of that calendar month; or a combination of the above, as determined by Penn West in its sole discretion.

The Savings Plan provides that the number of Trust Units reserved for issuance under the Savings Plan shall be such number not exceeding 10% of the outstanding Trust Units (along with any other Trust Unit compensation arrangements) as may be approved by the Board from time to time.

Because the Savings Plan does not have a fixed maximum number of Trust Units issuable thereunder, the Unitholders are required to approve all unallocated Treasury Units issuable pursuant to the Savings Plan.  If the resolution approving all unallocated Treasury Units under the Savings Plan is not approved by the Unitholders at the Meeting, then currently outstanding entitlements to Treasury Units under the Savings Plan will continue unaffected, however, no further Treasury Units may be issued under the Savings Plan. Furthermore, currently existing entitlements to Treasury Units that are subsequently forfeited under the terms of the Savings Plan will not be available for issuance under the Savings Plan.  Notwithstanding the foregoing, however, if the resolution approving all unallocated Treasury Units issuable under the Savings Plan is not approved by the Unitholders at the Meeting, Penn West will retain the ability to use Employee Contributions and Penn West Contributions to acquire Trust Units through open market purchases.

At the Meeting, Unitholders will be asked to consider and, if deemed advisable, approve an ordinary resolution to approve all unallocated Treasury Units issuable under the Savings Plan. The terms of the Savings Plan are described in this Information Circular (see Section 4.13 “Employee Trust Unit Savings Plan”) and no changes to the Savings Plan are proposed.

The form of resolution to be considered by Unitholders at the Meeting is as follows:

“RESOLVED THAT:

1.                                       All unallocated trust units issuable from treasury under the Employee Trust Unit Savings Plan of Penn West Energy Trust be and are hereby approved until June 2, 2011; and

2.                                       Any one officer or director of Penn West Petroleum Ltd. is hereby authorized to execute and deliver all such documents and to do all such acts and things as may be deemed advisable in such individual’s discretion for the purpose of giving effect to this resolution.”

The directors recommend that you vote for the resolution approving the unallocated Treasury Units issuable under the Savings Plan discussed above. It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies in favour of the above resolution.

2.3                               Appointment of Auditors of Penn West

The Trust Indenture provides that the auditors of Penn West will be selected at each annual meeting of Unitholders.  KPMG LLP was appointed as auditor of PWPL in 2002 and has been the auditor of Penn West since its inception on April 22, 2005.  Unitholders will consider an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of Penn West until the next annual meeting of the Unitholders.

2.4                               Election of Directors of PWPL

The articles of PWPL provide for a minimum of one (1) director and a maximum of 12 (twelve) directors.  There are currently twelve (12) directors and the Board of Directors of PWPL (the “Board”) has determined that the number of directors will be decreased to eleven (11) members.  Unitholders are entitled to elect all eleven (11) of the members of the Board by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture.  Following such meeting the Trustee shall elect the individuals so elected by the Unitholders to the Board.

The eleven (11) nominees for election as directors of PWPL by Unitholders are as follows:

James E. Allard	Shirley A. McClellan

William E. Andrew	Frank Potter

Robert G. Brawn	R. Gregory Rich

George H. Brookman	Jack Schanck

John A. Brussa	James C. Smith

Daryl Gilbert

SECTION 3:	INFORMATION CONCERNING THE BOARD OF DIRECTORS AND NOMINEES FOR ELECTION AS DIRECTORS

3.1                               Directors’ Term and Retirement Policy

The nominees for election as directors of PWPL will serve until the next annual meeting of Unitholders or until their successors are duly elected or appointed.  In addition, Penn West’s Governance Guidelines provide that each director must offer their resignation to the Chairman of the Governance Committee upon reaching the age of 65 and annually thereafter.  The Chairman of the Governance Committee will consider such offer of resignation and, after consultation with other members of the Governance Committee and the Board, accept such resignation if it is deemed appropriate to do so.

3.2                               Summary and Biographical Information for Director Nominees

Certain information in respect of the nominees for election as directors of PWPL, including their names, municipalities of residence, present principal occupations, principal occupations during the last five years, the year in which each became a director of PWPL (or its predecessors), and the number of Trust Units and rights (“Unit Rights”) to purchase Trust Units beneficially owned or controlled or directed, directly or indirectly, by each nominee as at May 5, 2008, is set forth below.

James E. Allard
Calgary, Alberta, Canada

Age:  65

Independent Director

Director Since:               June 30, 2006

Areas of Expertise:

Finance

Market Regulation

Oil and Natural Gas Industry

Ownership(2):

Trust Units:                                  5,040

Unit Rights:                                60,200

Mr. Allard is an independent director and business advisor.  He has a Bachelor of Science degree in Business Administration from the University of Connecticut and completed the Advanced Management Program at Harvard University.  Mr. Allard has focused his career on international finance in the petroleum industry for the past 40 years, during which he has served as the Chief Executive Officer, Chief Financial Officer and/or a director of a number of publicly traded and private companies.  Over the past nine years he has served on the board of the Alberta Securities Commission, acted as the sole external trustee and advisor to a mid-sized pension plan and served as a director and advisor to several companies.  From 1981 to 1995, Mr. Allard served as a senior executive officer of Amoco Corporation and as a director of Amoco Canada, which at that time was Canada’s largest natural gas producer.

Board and Committee Membership at December 31, 2007: (1)	Attendance:
Board of Directors Audit Committee	10 of 11 meetings (91%) 7 of 7 meetings (100%)

William E. Andrew

Calgary, Alberta, Canada

Age:  55

Director and Chief Executive Officer

Director Since:                      June 3, 1994

Areas of Expertise:

Engineering

Health & Safety

Oil and Natural Gas Industry

Ownership(2):

Trust Units:                              118,975

Unit Rights:                              825,000

Mr. Andrew is the Chief Executive Officer of PWPL, a position he has held since June 2005.  Mr. Andrew also served as the President of PWPL and its predecessors from 1995 to February 2008.  Mr. Andrew is a Petroleum Engineer with more than 30 years of oil and natural gas industry experience, including 16 years with Penn West.  He received his engineering diploma from the University of Prince Edward Island in 1973 and a bachelor degree in engineering from Nova Scotia Technical College in 1975.  Prior to joining Penn West, Mr. Andrew held senior positions at Gulf Canada, Shell Canada, Canadian Occidental Petroleum and Ocelot Industries and served as a Vice-President at Opinac Exploration.  Mr. Andrew joined PWPL in 1992 as a director and a key member of the team that led the company from a very small, non-viable junior producer to one of Canada’s largest senior oil and natural gas exploration and production companies, and thereafter to North America’s largest energy income trust.  Mr. Andrew served on the Board of Governors of the Canadian Association of Petroleum Producers until April 15, 2007.  He is currently the Chancellor of the University of Prince Edward Island.

Board and Committee Membership at December 31, 2007: (1)	Attendance:
Board of Directors	10 of 11 meetings (91%)

Robert G. Brawn

Calgary, Alberta, Canada

Age: 71
Independent Director

Director Since:         January 11, 2008

Areas of Expertise:

Finance

Oil and Natural Gas Industry

Ownership(2):

Trust Units:                              188,540

Unit Rights: (3)                                Nil

Mr. Brawn is the President of 738831 Alberta Ltd., a private investment company, and has held such position since May 30, 2003.  From January 5, 2006 to January 11, 2007, Mr. Brawn served as a director and Chairman Emeritus of the Board of Canetic Resources Inc., administrator of Canetic Resources Trust (“Canetic”), acquired by Penn West Energy Trust as of January 2008.  Mr. Brawn was also a member of the Audit and Reserves Committees of Canetic’s board of directors.  From April 20, 2001 until May 30, 2003, Mr. Brawn was Chairman of Acclaim Energy Inc. and prior thereto, Mr. Brawn was Chairman of Danoil Energy Ltd.  Mr. Brawn is currently a director of ATB Financial, and a member of a number of other private and public boards.  In addition to his 49 years of experience in the oil and natural gas industry, Mr. Brawn was previously the Chairman of the Calgary Chamber of Commerce and the Independent Petroleum Association of Canada and Co-Chairman of the Calgary Economic Authority.

Board and Committee Membership at December 31, 2007: (1)	Attendance: (3)
N/A	N/A

George H. Brookman

Calgary, Alberta, Canada

Age:  61

Independent Director

Director Since:           August 3, 2005

Areas of Expertise:

Governance

Health and Safety

Marketing

Ownership(2):

Trust Units:                                  4,000

Unit Rights:                                47,500

Since 1984, Mr. Brookman has been the President and Chief Executive Officer of West Canadian Industries Group Inc., a commercial digital printing and graphics company.  In 1984, Mr. Brookman acquired West Canadian Industries Group and under his leadership, it has become one of Canada’s largest privately held digital printing and imaging service companies.  He is also a partner in Vistek, a major retail camera operation with stores in Toronto, Ottawa, Mississauga, Calgary and Edmonton.  He was also the founder of Commonwealth Legal Inc., Canada’s only national litigation support services company.  Prior to acquiring West Canadian Industries Group, Mr. Brookman was involved for many years in the commercial development industry in the Real Estate Group at Manulife and later as the Vice-President of ATCO Development Ltd.  In addition to his thirty-five years of business experience, Mr. Brookman has been active in the community and is currently the President and Chairman of the Calgary Exhibition and Stampede.  In addition, Mr. Brookman is a member of the Institute of Corporate Directors.

Board and Committee Membership at December 31, 2007: (1)	Attendance:
Board of Directors Audit Committee Governance Committee Health, Safety and Environment Committee	9 of 11 meetings (82%) 7 of 7 meetings (100%) 5 of 5 meetings (100%) 3 of 3 meetings (100%)

John A. Brussa

Calgary, Alberta, Canada

Age:  51

Independent Director and Chairman of the Board

Director Since:              April 21, 1995

Areas of Expertise:

Governance

Finance

Tax

Ownership(2):

Trust Units:                              303,415

Unit Rights:                              143,900

Mr. Brussa is a Senior Partner of Burnet, Duckworth & Palmer LLP, a Calgary-based law firm, specializing in the area of taxation.  Mr. Brussa attended the University of Windsor where he received his law degree in 1981.  He has been with Burnet, Duckworth & Palmer LLP since 1982 and his current practice includes structured finance, taxation of international energy operations, corporate and income trust restructuring and reorganization, dispute resolution and acquisitions and divestitures.  He has lectured extensively to the Canadian Tax Foundation, the Canadian Institute, the Canadian Petroleum Tax Society and Insight.  Mr. Brussa is also a director of a number of energy and energy-related corporations and income funds.  In addition, Mr. Brussa is a past Governor of the Canadian Tax Foundation and is a director or trustee of a number of charitable or non-profit organizations.

Board and Committee Membership at December 31, 2007: (1)	Attendance:
Board of Directors	11 of 11 meetings (100%)

Daryl Gilbert

Calgary, Alberta, Canada

Age: 56

Independent Director

Director Since:         January 11, 2008

Areas of Expertise:

Engineering

Oil and Natural Gas Industry

Reserves

Ownership(2):

Trust Units:                                  4,931

Unit Rights: (3)                                Nil

Mr. Gilbert has been active in the western Canadian oil and natural gas sector for over 30 years, working in reserves evaluation with Gilbert Laustsen Jung Associates Ltd. (now GLJ Petroleum Consultants Ltd.)  (“GLJ”), an engineering consulting firm, from 1979 to 2005.  Mr. Gilbert served as President and Chief Executive Officer of GLJ from 1994 to 2005.  Since 2005, Mr. Gilbert has been an independent businessman and investor, and serves as a director for a number of public and private entities.  Mr. Gilbert is a graduate of the University of Manitoba with a Bachelor of Science in Engineering and is a Registered Professional Engineer in Alberta.

Board and Committee Membership at December 31, 2007: (1)	Attendance: (3)
N/A	N/A

Shirley A. McClellan

Hanna, Alberta, Canada

Age:  66

Independent Director

Director Since:                 June 8, 2007

Areas of Expertise:

Community, Public and Government Relations

Health and Safety

Regulatory

Ownership(2):

Trust Units:                                      Nil

Unit Rights:                                50,000

Mrs. McClellan was recently appointed as Distinguished Scholar in Residence at the University of Alberta for the Faculties of Agriculture and Rural Economy and the School of Business.  She lectures primarily in Rural Economy and the School of Business.  Mrs. McClellan brings to Penn West the experience gained over 20 years of distinguished service to the Province of Alberta.  Her career included the offices of Deputy Premier of Alberta from 2001 to 2007, Minister of Finance of Alberta from 2004 to 2007 and Chair of the Treasury Board and Vice-Chair of the Agenda and Priorities Committee of the Government of Alberta.  Mrs. McClellan served a total of six terms as a Member of the Alberta Legislative Assembly representing the constituency of Drumheller-Stettler.  Over this time period, she held numerous other portfolios, including Minister of Agriculture, Food and Rural Development, Minister of International and Intergovernmental Relations, Minister of Community Development, and Minister of Health.

Board and Committee Membership at December 31, 2007: (1)	Attendance:
Board Governance Committee Health, Safety and Environment Committee	5 of 5 meetings (100%) 2 of 2 meetings (100%) 1 of 1 meeting (100%)

Frank Potter

Toronto, Ontario, Canada

Age:  71

Independent Director

Director Since:               June 30, 2006

Areas of Expertise:

Banking

Finance

International Markets

Ownership(2):

Trust Units:                                  6,045

Unit Rights:                                60,200

Mr. Potter has a background in international banking in Europe, the Middle East and the United States.  He managed the international business of one of Canada’s principal banks before being appointed Executive Director of the World Bank in Washington where he served for nine years.  Mr. Potter subsequently served as a Senior Advisor at the Department of Finance for the Canadian government.  He is currently the Chairman of Emerging Markets Advisors, Inc., a Toronto based consultancy that assists corporations in making and managing direct investments internationally.  Mr. Potter serves on a number of boards, including Canadian Tire Corporation, Limited, the Royal Ontario Museum and Softchoice Corporation.

Board and Committee Membership at December 31, 2007: (1)	Attendance:
Board Human Resources and Compensation Committee Governance Committee	11 of 11 meetings (100%) 8 of 8 meetings (100%) 5 of 5 meetings (100%)

R. Gregory Rich

Houston, Texas, USA

Age: 60

Independent Director

Director Since:         January 11, 2008

Areas of Expertise:

Engineering

Human Resources

Oil and Natural Gas Industry

Ownership(2):

Trust Units:                                  7,556

Unit Rights: (3)                                Nil

Mr. Rich has been a principal of Blackrock Energy Associates, an energy consulting and investment firm, since October 2002.  Mr. Rich was President and Chief Executive Officer of XPRONET Resources Inc., a private oil and natural gas company, which position he held from April 1999 to July 2002.  Prior thereto, Mr. Rich was Chairman and President of Amoco Canada Petroleum Company, Ltd.  Mr. Rich has 35 years of experience in the international oil and natural gas industry, mainly with Amoco Corporation.  Mr. Rich has lived and worked in Canada, Azerbaijan, Gabon, the U.S. and Trinidad & Tobago, and has had responsibility for the pursuit, capture and operation of upstream projects and opportunities worldwide.  Mr. Rich holds an engineering degree and MBA, both from the University of California, Los Angeles (UCLA).

Board and Committee Membership at December 31, 2007: (1)	Attendance: (3)
N/A	N/A

Jack Schanck

Calgary, Alberta, Canada

Age:  56

Independent Director (Nominee)

Director Since:                              N/A

Areas of Expertise:

Geology

Health & Safety

Oil and Natural Gas Industry

Ownership(2):

Trust Units:                                      Nil

Unit Rights:                                      Nil

Mr. Schanck has been the Managing Partner of Tecton Energy (“Tecton”) since March 2007, following the merger of SouthView Energy and Tecton.  Mr. Schanck brings over 31 years of experience in the US and Canadian international oil and natural gas industry, as a geologist and an experienced manager.  Prior to joining Tecton, Mr. Schanck was Chief Executive Officer of SouthView Energy, an independent oil and natural gas investment vehicle funded by Jefferies Capital Partners and Quantum Energy Partners.  For over 5 years before starting SouthView Energy, Mr. Schanck served as Co-Chief Executive Officer of Samson Investment Company (“Samson”), a large private oil and natural gas company based in the U.S.  Prior to his work with Samson, Mr. Schanck held a variety of technical and managerial positions, over a 23-year period with Unocal Corporation, including President of Spirit Energy (the domestic exploration and production portion of Unocal), Executive Vice President, International, Executive Vice President, World Wide Exploration, and President of Unocal Canada.

Board and Committee Membership at December 31, 2007: (1)	Attendance:
N/A	N/A

James C. Smith

Calgary, Alberta, Canada

Age:  57

Independent Director

Director Since:               May 31, 2005

Areas of Expertise:

Accounting

Finance
Oil and Natural Gas Industry

Audit Committee financial expert

Ownership(2):

Trust Units:                                  7,500

Unit Rights:                                67,000

Mr. Smith is a Chartered Accountant with over 35 years of experience in public accounting and industry.  Since 1998, he has been a business consultant and independent director to a number of public and private companies operating in the oil and natural gas industry.  From February 2002 to June 2006, he served as the Vice-President and Chief Financial Officer of Mercury Energy Corporation, a private oil and natural gas company.  Mr. Smith also held the position of Chief Financial Officer of Segue Energy Corporation, a private oil and natural gas company, from January 2001 to August 2003.  From 1999 to 2000, Mr. Smith was the Vice-President and Chief Financial Officer of Probe Exploration Inc., a publicly traded oil and natural gas company.  Mr. Smith served as the Vice-President and Chief Financial Officer of Crestar Energy Inc. from its inception in 1992 until 1998, during which time the company completed an initial public offering, was listed on the Toronto Stock Exchange and completed several major debt and equity financing transactions.

Board and Committee Membership at December 31, 2007: (1)	Attendance:
Board of Directors Audit Committee Reserves Committee Governance Committee Health, Safety and Environment Committee	11 of 11 meetings (100%) 7 of 7 meetings (100%) 6 of 6 meetings (100%) 5 of 5 meetings (100%) 3 of 3 meetings (100%)

Notes:

(1)	For information regarding the committees of the Board on which each nominee serves (if any) as of May 5, 2008, see Section 3.3 “Board Committee Changes”.
(2)

Represents the number of Trust Units and Unit Rights beneficially owned or controlled or directed, directly or indirectly, by each nominee based on information provided to PWPL by each nominee (in the case of Trust Units only).

(3)	Messrs. Brawn, Gilbert and Rich were appointed to the Board as of January 11, 2008.

3.3                               Board Committee Changes

With the appointments of Robert G. Brawn, Daryl Gilbert, Jack C. Lee and R. Gregory Rich as of January 11, 2008, the Board has reconstituted the memberships of the committees of the Board as follows:

Committees (Number of Members)

Director	Audit Committee (4)	Governance Committee (4)	Human Resources and Compensation Committee (3)	Reserves Committee (4)	Health, Safety and Environment Committee (4)
James E. Allard	X
William E. Andrew
Robert G. Brawn				X	X
George H. Brookman		Chair	X		Chair
John A. Brussa
Daryl Gilbert				Chair	X
Jack C. Lee
Shirley A. McClellan	X	X			X
Thomas E. Phillips				X
Frank Potter	X	X
R. Gregory Rich		X	Chair
James C. Smith	Chair		X	X

3.4                               Director Independence

The Board is responsible for determining whether or not each director is independent.  In making this determination, the Board applies the definition of “independence” as set forth in National Instrument 58-101 Disclosure of Corporate Governance Practices.  In applying this definition, the Board considers all relationships of the directors with Penn West, including business, family and other relationships.  The Board also determines whether each member of Penn West’s Audit Committee is independent pursuant to the requirements of National Instrument 52-110 Audit Committees and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended.   The Board has not adopted the director independence standards contained in Section 303A.02 of the NYSE’s Listed Company Manual.

The following table reflects the determinations made by the Board with respect to the independence of each director:

Director	Management	Independent (1)(2)	Not Independent	Reason for Non-Independence
James E. Allard		X
William E. Andrew	X		X	Mr. Andrew is the Chief Executive Officer of PWPL.
Robert G. Brawn		X
George H. Brookman		X
John A. Brussa		X
Daryl Gilbert		X
Jack C. Lee		X
Shirley A. McClellan		X
Thomas E. Phillips		X
Frank Potter		X
R. Gregory Rich		X
Jack Schanck		X
James C. Smith		X

Notes:

(1)	All members of Committees have been determined to be independent. All Audit Committee members are independent under any additional regulatory requirements applicable to them.
(2)

The Board has determined that each of Mr. Smith’s and Mr. Potter’s service on the audit committees of three public companies (including the Audit Committee of PWPL) does not impair either of their ability to serve on PWPL’s Audit Committee.

3.5                               Director Attendance Record

The attendance record of each director for all Board meetings and meetings of any committees of the Board held in 2007 is set forth below.

	Board	Audit Committee	Governance Committee	Compensation Committee	Reserves Committee	Health, Safety & Environment Committee
James E. Allard	10/11	7/7	—	—	—	—
William E. Andrew	10/11	—	—	—	—	—
George H. Brookman	9/11	7/7	(Chair) 5/5	—	—	(Chair) 3/3
John A. Brussa	(Chair) 11/11	—	—	—	—	—
Jeffery E. Errico (1)	6/6	—	—	—	3/3	2/2
Shirley A. McClellan (2)	5/5	—	2/2	—	—	1/1
Murray R. Nunns (3)	11/11	7/7	—	8/8	(Chair) 6/6	3/3
Thomas E. Phillips (4)	10/11	7/7	5/5	(Chair) 8/8	6/6	3/3
Frank Potter	11/11	—	5/5	8/8	—	—
James C. Smith	11/11	(Chair) 7/7	5/5	—	6/6	3/3
Total Number of Meetings Attended	94/99	35/35	22/22	24/24	21/21	15/15
Attendance Rating	95%	100%	100%	100%	100%	100%
Overall Number of Meetings Attended and Attendance Rating for All Board and Committee Meetings:						211/216 (98%)

Notes:

(1)	Mr. Errico did not stand for re-election as a director of PWPL at Penn West’s 2007 Annual General Meeting and thus ceased to be a director as of June 8, 2007.
(2)	Mrs. McClellan was elected to the Board on June 8, 2007.
(3)	Mr. Nunns resigned from the Board as of January 11, 2008.

(4)	Mr. Phillips is not standing for re-election as a director of PWPL. Accordingly, Mr. Phillips will cease to be a director of PWPL at the close of the Meeting.

3.6                               Other Public Company Directorships

The table below sets forth the other reporting issuers for which Penn West directors serve as directors as at May 5, 2008.

Director	Reporting Issuer	Stock Exchange
Allard	None	—
Andrew	None	—
Brawn	Black Diamond Group Inc., administrator of Black Diamond Income Fund	TSX
	Grande Cache Coal Corporation	TSX
	Parkland Industries Ltd., administrator of Parkland Income Fund	TSX
Brookman	None	—
Brussa	1322256 Alberta Ltd. (formerly Inex Pharmaceuticals Corporation)	N/A
	6550568 Canada Inc.	N/A
	Baytex Energy Ltd. (Baytex Energy Trust)	TSX, NYSE
	BlackWatch Energy Services Operating Corp. (Black Watch Energy Services Trust)	TSX
	Cirrus Energy Corporation	TSX-V
	Crew Energy Inc.	TSX
	Divestco Inc.	TSX
	Endev Energy Inc.	TSX
	Enseco Energy Services Corp.	TSX-V
	Flagship Energy Inc.	TSX-V
	Galleon Energy Inc.	TSX
	Harvest Operations Corp. (Harvest Energy Trust)	TSX, NYSE
	Highpine Oil & Gas Limited	TSX
	North American Energy Partners Inc.	TSX, NYSE
	Ontario Energy Savings Corp. (Energy Savings Income Fund)	TSX
	Orleans Energy Ltd.	TSX-V
	Progress Energy Ltd. (Progress Energy Trust)	TSX
	Storm Exploration Inc.	TSX
	Strategic Energy Management Corp. (Strategic Energy Fund)	TSX
	Trafalgar Energy Ltd.	TSX
	Yoho Resources Inc.	TSX-V
Gilbert	AltaGas Income Trust	TSX
	Crocotta Energy Inc.	TSX
	Falcon Oil and Gas Ltd.	TSX-V
	Globel Direct Inc.	N/A
	Kereco Energy Ltd.	TSX
	MGM Energy Corp.	TSX
	Nexstar Energy Ltd.	TSX-V
	Qwest Energy Investment Management Corp. (manager of Qwest Energy funds)	TSX
	Seaview Energy Inc.	TSX-V
	Zed-I Inc.	TSX-V
Lee	None	—
McClellan	None	—
Phillips	None	—

Potter	Canadian Income Management Inc.	TSX
	Canadian Income Management CIM Limited	TSX
	Canadian Tire Corporation, Limited	TSX
	C.A Bancorp Inc.	TSX
	CAPVEST Income Corp.	TSX-V
	Diversified Income Trust II	TSX
	Sentry Select Capital Corporation, a private company that manages a number of exchange-traded investment funds, and each of the trusts and funds in the Sentry Select family	—
	Softchoice Corporation	TSX
	Strategic Energy Management Corp. (Strategic Energy Fund)	TSX
Rich	None	—
Schanck	Tecton Canada ULC	N/A
	Tecton Energy LLC	N/A
Smith	Grey Wolf Exploration Inc.	TSX
	Pure Energy Services Ltd.	TSX
	TG World Energy Corp.	TSX-V

3.7                               Interlocking Board and Committee Memberships

The following table sets forth the nominees who served together as directors on the boards of other reporting issuers as at May 5, 2008.

Company	Directors in Common	Committee Membership
Strategic Energy Management Corp. (Strategic Energy Fund)	John A. Brussa	Audit Committee
	Frank Potter	Audit Committee Governance and Nominating Committee

3.8                               Remuneration of Directors

In 2007, non-executive directors were paid an annual retainer of $50,000 in addition to meeting and committee fees.  The Chairman of the Board and the Chairman of the Audit Committee were paid an additional $15,000 retainer for an aggregate annual retainer of $65,000 each.  Each of the Chairs of the Compensation Committee, the Governance Committee, the Health, Safety and Environment Committee and the Reserves Committee were paid an additional $5,000 retainer.  Non-executive directors were also paid a fee of $1,500 for attendance at each meeting of the Board, including meetings attended by telephone.  Committee members were paid a fee of $1,500 for attendance at each committee meeting, including meetings attended by telephone.  Directors also receive reimbursement for out-of-pocket expenses in carrying out their duties as a director.

The following table sets forth the aggregate retainer and attendance fees paid to each person who served as a director of PWPL during 2007.  The table also sets forth the number of Unit Rights granted to non-executive directors pursuant to the Trust Unit Rights Incentive Plan during 2007 (excluding Unit Rights granted effective January 9, 2007 in respect of directors’ fiscal 2006 compensation packages).  For details regarding the Trust Unit Rights Incentive Plan, see Section 4.12 “Trust Unit Rights Incentive Plan”.

Director(7)	Base Retainer Fee		Board Attendance Fee	Committee Chairman Retainer Fee	Committee Attendance Fee	Total Fees Paid	Unit Rights Granted
James E. Allard	$50,000		$15,000	—	$10,500	$75,500	0
George H. Brookman	$50,000		$13,500	$10,000	$22,500	$96,000	0
John A. Brussa	$65,000	(6)	$16,500	—	—	$81,500	0
Jeffery E. Errico(1)	$25,000		$9,000	—	$7,500	$41,500	0
Shirley A. McClellan(2)	$27,083		$7,500	—	$4,500	$39,083	50,000	(5)
Murray R. Nunns(3)	$50,000		$16,500	$5,000	$36,000	$107,500	0
Thomas E. Phillips(4)	$50,000		$15,000	$5,000	$43,500	$113,500	0
Frank Potter	$50,000		$16,500	—	$19,500	$86,000	0
James C. Smith	$50,000		$16,500	$15,000	$31,500	$113,000	0
Total for entire Board:						$753,583	50,000

Notes:

(1)	Mr. Errico did not stand for re-election as a director of PWPL at Penn West’s 2007 Annual General Meeting and thus ceased to be a director as of June 8, 2007.
(2)	Mrs. McClellan was elected to the Board on June 8, 2007.
(3)	Mr. Nunns resigned from the Board as of January 11, 2008.
(4)	Mr. Phillips is not standing for re-election as a director of PWPL. Accordingly, Mr. Phillips will cease to be a director of PWPL at the close of the Meeting.
(5)	Mrs. McClellan was granted 50,000 Unit Rights following her election to the Board on June 8, 2007.
(6)	Mr. Brussa’s total retainer includes his $15,000 additional retainer for serving as Chairman of the Board.
(7)	Mr. Andrew, the Chief Executive Officer of PWPL, does not receive any compensation for serving as a director of PWPL or for attending meetings of the Board.

The following table sets forth information regarding the number of Unit Rights exercised by each non-executive director during 2007 and the financial value of unexercised in-the-money Unit Rights at December 31, 2007.

Director	Trust Units Acquired on Exercise (#)	Aggregate Value Realized (4)(5)($)	Unexercised Unit Rights at December 31, 2007 (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Unit Rights at December 31, 2007(4) (6) (7) ($) Exercisable/Unexercisable
James E. Allard	Nil	Nil	20,000/40,200	Nil / Nil
George H. Brookman	Nil	Nil	10,000/37,500	72,800/218,400
John A. Brussa	Nil	Nil	50,000/93,900	364,000/546,000
Jeffery E. Errico(1)	Nil	Nil	20,000/40,200	Nil / Nil
Shirley A. McClellan	Nil	Nil	Nil /50,000	Nil / Nil
Murray R. Nunns(2)	Nil	Nil	20,000/37,500	145,600/218,400
Thomas E. Phillips(3)	Nil	Nil	20,000/37,500	145,600/218,400
Frank Potter	Nil	Nil	20,000/40,200	Nil / Nil
James C. Smith	Nil	Nil	24,000/45,000	174,720/262,080

Notes:

(1)	Mr. Errico did not stand for re-election as a director of PWPL at Penn West’s 2007 Annual General Meeting and thus ceased to be a director as of June 8, 2007.
(2)	Mr. Nunns resigned from the Board as of January 11, 2008.
(3)	Mr. Phillips is not standing for re-election as a director of PWPL. Accordingly, Mr. Phillips will cease to be a director of PWPL at the close of the Meeting.
(4)

The Exercise Price per Unit Right is calculated by deducting from the Grant Price all distributions when paid (whether payable in cash, in securities or in any other assets of Penn West, but excluding certain distributions of Trust Units that are followed by a consolidation of the Trust Units pursuant to the Trust Indenture), on a per Trust Unit basis, made by Penn West after the Grant Date where the aggregate amount of all distributions made in each calendar month represent a return of more than 0.833% of Penn West’s recorded cost of oil and natural gas properties less accumulated depreciation and depletion associated with such oil and natural gas properties at the end of the last financial quarter for which financial statements have been reported (provided that in no event shall the Exercise Price be less than $1.00).

(5)

The aggregate value realized upon exercise is equal to the number of Trust Units acquired on exercise multiplied by the difference between the market value of the Trust Units on the date of exercise and the distribution adjusted Exercise Price of the Unit Rights on such date.

(6)

The value of the Unit Rights at December 31, 2007 is based upon the closing price of $25.84 for the Trust Units on December 31, 2007, being the last day of trading of the Trust Units in 2007 (as quoted by the TSX).

(7)

The value of unexercised in-the-money Unit Rights at December 31, 2007 is equal to the number of Unit Rights held multiplied by the difference between the market value of the Trust Units at December 31, 2007 and the distribution adjusted Exercise Price of the Unit Rights on such date.

Other than as disclosed above, there were no:  (i) standard compensation arrangements pursuant to which amounts were earned by directors of PWPL for their services as directors from PWPL or any of Penn West’s other subsidiaries during 2007, including any additional amounts payable for committee participation or special assignments; (ii) other arrangements under which directors were compensated for their services as directors by PWPL or any other subsidiaries of Penn West during 2007; and (iii) other arrangements, under which directors of PWPL were compensated for services as consultants or experts by PWPL or any of Penn West’s other subsidiaries during 2007.

3.9          Process for Determination of Director Compensation

The Governance Committee performs an annual review of the form and amount of compensation for directors of PWPL to ensure that such compensation reflects the responsibilities and risks of being an effective director.  The committee conducts the annual review of directors’ compensation having regard to, among other things, various governance reports on current trends in directors’ compensation and compensation data for directors of reporting issuers of a comparable size to Penn West.  The committee formulates and makes recommendations to the Board regarding the form and amount of compensation for directors and the Board establishes the form and amount of compensation for directors based on these recommendations.

3.10                        Director Unit Ownership Requirements

The Board has adopted a policy that each director is required to maintain ownership of a minimum of 5,000 Trust Units during his or her tenure as a director of PWPL.  Existing directors who were members of the Board on December 5, 2006, when such policy came into effect, have until December 5, 2008 to bring themselves into compliance with this requirement.  New directors of PWPL have a period of two (2) years from the date of their election as a director to bring themselves into compliance with this requirement.

3.11        Trust Unit and Unit Right Holdings

The following table summarizes the Trust Units and Unit Rights beneficially owned or controlled or directed, directly or indirectly, by each of the current directors of PWPL, as at May 5, 2008 and any changes in holdings since Penn West’s 2007 Information Circular as at May 4, 2007:

	Holdings(1) as at May 4, 2007		Holdings(1) as at May 5, 2008		Net Changes in Holdings(2)		Director’s Investment at	Director’s Investment at Risk as multiple of
	Trust Units	Unit Rights	Trust Units	Unit Rights	Trust Units	Unit Rights	Risk Amount (3)	annual retainer
James Allard	5,040	60,200	5,040	60,200	—	—	$155,736	3.11
William Andrew	104,672	665,000	118,975	825,000	14,303	120,000	$3,676,328	—	(4)
Robert Brawn(5)	—	—	188,540	—	—	—	$5,825,886	116.52	(7)
George Brookman	4,000	47,500	4,000	47,500	—	—	$123,600	2.06
John Brussa	267,000	143,900	303,415	143,900	36,415	—	$9,375,524	144.24
Daryl Gilbert(5)	—	—	4,931	—	—	—	$152,368	3.05	(7)
Jack Lee(5)	—	—	198,715	—	—	—	$6,140,294	245.61	(7)
Shirley McClellan(6)	—	—	—	50,000	—	50,000	—	—
Thomas Phillips	110,229	60,200	110,229	60,200	—	—	$3,406,076	68.12
Frank Potter	3,669	60,200	6,045	60,200	2,376	—	$186,791	3.74
Gregory Rich(5)	—	—	7,556	—	—	—	$233,480	4.67	(7)
James Smith	7,500	69,000	7,500	67,000	—	(2,000)	$231,750	3.57
Totals	502,110	1,106,000	954,946	1,274,000	53,094	168,000	$29,507,831

Summary of Aggregate and Average Directors’ Holdings as at May 5, 2008

Non-Management Directors:
Aggregate Trust Units held(1) by non-management directors	835,971
% of total outstanding Trust Units held(1) by non-management directors	0.22%

Aggregate Unit Rights held(1) by non-management directors	489,000
% of total outstanding Unit Rights held(1) by non-management directors	1.98%

Aggregate Investment at Risk Amount for non-management directors	$25,831,504
Average non-management director’s Investment at Risk Amount	$2,348,319
Average non-management director’s Investment at Risk as a multiple of annual retainer	54.06

All Directors:
Aggregate Trust Units held(1) by all directors	954,946
% of total outstanding Trust Units held(1) by all directors	0.25%

Aggregate Unit Rights held(1) by all directors	1,274,000
% of total outstanding Unit Rights held(1) by all directors	5.15%

Aggregate Investment at Risk Amount for all directors	$29,507,831
Average director’s Investment at Risk Amount	$2,458,986

Notes:

(1)           The phrase “holdings” or “held” means Trust Units or Unit Rights (as applicable) beneficially owned or controlled or directed, indirectly or directly.

(2)           “Net Changes in Holdings” is the number of Trust Units or Unit Rights (as applicable) as at May 5, 2008 minus the number of Trust Units or Unit Rights (as applicable) as at May 4, 2007.

(3)           “Director’s Investment at Risk Amount” is the number of Trust Units held as at May 5, 2008 multiplied by the closing price of $30.90 for the Trust Units on the TSX as at May 2, 2008.

(4)           As an officer of PWPL, Mr. Andrew is not paid a retainer for serving as a Board member.

(5)           Messrs. Brawn, Gilbert, Lee and Rich were appointed to the Board as of January 11, 2008 and thus, Trust Units and Unit Rights figures were not included in respect of such directors in Penn West’s 2007 Information Circular as of May 4, 2007.

(6)           Mrs. McClellan was elected to the Board as of June 8, 2007 and thus, Trust Units and Unit Rights figures were not included for her in Penn West’s 2007 Information Circular as of May 4, 2007.

(7)           As such director was appointed as of January 11, 2008, annual retainers for 2008 have been used for this calculation.

3.12        Board and Director Assessment

The Governance Committee assesses the effectiveness of the entire Board, as well as that of each director.  To assist in this process, the Governance Committee has formulated the following:

(a)           Board Assessment Survey – completed every second year by each director assessing the overall effectiveness of the Board as a whole, based on a spectrum of relevant factors.

(b)           Director Peer Feedback Survey – completed every second year (alternating years with the Board Assessment Survey) by each director assessing the contribution of each non-management director across a spectrum of factors and characteristics.

The Board Assessment Survey and Director Peer Feedback Survey are completed by the directors on an anonymous basis, then returned to the Corporate Secretary, who then compiles the results and communicates them to the Chairman of the Board and the Chairman of the Governance Committee.  The Chairman of the Board and the Chairman of the Governance Committee then communicate the results of the Director Peer Feedback Survey to each director on a one-on-one basis, and the results of the Board Assessment Survey are communicated by the Chairman of the Governance Committee to the Governance Committee and then to the Board.  The results of both surveys, particularly of the Director Peer Feedback Survey, are utilized not only to identify areas for improvement in performance of the board and individual directors, but also as one of the factors considered when identifying and evaluating new board nominees.

3.13        Director Orientation and Education

(a)           Orientation

The Board provides new directors with access to all background documents of Penn West and PWPL, including all corporate records and prior Board materials.  Quarterly strategic planning, update and technical overview sessions are scheduled in conjunction with Board meetings throughout the year, providing an opportunity for PWPL management to provide new and existing Board members with background and updates regarding Penn West’s operations and other relevant matters.  In addition, all directors have a standing invitation to attend all committee meetings, regardless of membership, and new directors are particularly encouraged to attend committee meetings as part of their orientation process.

(b)           Education

Penn West has adopted Governance Guidelines that provide that, among other things, with the approval of the Governance Committee or its designee, directors may, at the expense of PWPL, participate in continuing education programs that are designed to maintain or enhance their skills and abilities as directors or to enhance their knowledge and understanding of Penn West’s business and operations.  In addition to more formal continuing education programs, senior management strives to provide ongoing education and information for the Board, including the following:

(a)   quarterly strategic planning, update and/or technical overview sessions;

(b)   monthly reports from senior management to the Board providing updates on a variety of matters, including operations, finance and human resources;

(c)   frequent management presentations to the Board regarding a variety of matters; and

(d)   presentations from external consultants from time to time.

3.14        Other Disclosures for Directors

To the knowledge of management of PWPL, except as set forth below, no proposed director of PWPL (nor any personal holding company of any such persons):

(a)           is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including PWPL), that:

(i)            was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)           was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)                                 is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including PWPL) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)                                  has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

John A. Brussa was a director of Imperial Metals Limited, a corporation engaged in both oil and natural gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the Company Act (British Columbia) and under the Companies’ Creditors Arrangement Act (Canada) which resulted in the separation of its two businesses.  The reorganization resulted in the creation of two public corporations, Imperial Metals Corporation and IEI Energy Inc. (subsequently renamed Rider Resources Ltd.).

James C. Smith was, from May 1999 to March 2000, Vice-President and Chief Financial Officer of Probe Exploration Inc. (“Probe”), an oil and natural gas company listed on the Toronto Stock Exchange.  Mr. Smith joined Probe in order to assist management and the board of directors of Probe in their efforts to restructure Probe’s finances or sell assets to improve its financial situation.  Such efforts did not succeed and Probe’s lender appointed a receiver in March 2000.

Daryl Gilbert is a director of Globel Direct Inc (“Globel Direct”).  Globel Direct was issued cease trade orders on November 20, 2002 by the British Columbia Securities Commission and on November 22, 2002 by the Alberta Securities Commission for delay in filing financial statements.  The required financial statements were filed and the cease trade orders were revoked on December 23, 2002.  Globel Direct subsequently sought and received protection under the Companies’ Creditors Arrangement Act (Canada) in June 2007, and after a failed restructuring effort, a receiver was appointed by one of Globel Direct’s lenders in December 2007.

No proposed director (or personal holding company of any proposed director) has been subject to:

(a)                                  any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)                                 any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

SECTION 4:         REPORT ON EXECUTIVE COMPENSATION

4.1          Composition of the Human Resources and Compensation Committee

PWPL’s Human Resources and Compensation Committee (the “Compensation Committee”) was comprised of Messrs. Thomas E. Phillips (Chairman), Murray R. Nunns and Frank Potter throughout the 2007 fiscal year, all of whom were independent directors.  As of February 20, 2008, the Compensation Committee has been comprised of Messrs. R. Gregory Rich (Chairman), George Brookman and James C. Smith, all of whom are independent directors.

None of the members of the Compensation Committee as it is comprised now or during the 2007 fiscal year:  (i) was, during the most recently completed financial year, an officer or employee of Penn West or any of its subsidiaries; (ii) was formerly an officer of Penn West or any of its subsidiaries; (iii) had or has any relationship that requires disclosure by Penn West under “Indebtedness of Directors and Executive Officers” and “Interest of Informed Persons in Material Transactions” (other than as disclosed elsewhere in this Information Circular); (iv) was an executive officer of PWPL and also served as a director or member of the compensation committee (or other board committee performing equivalent functions, or in the absence of any such committee, the entire board of directors) of another issuer, one of whose executive officers served either (A) on the compensation committee (or other board committee performing equivalent functions, or in the absence of any such committee, the entire board of directors) of the issuer; or (B) as a director of the issuer.

4.2          Report on Executive Compensation

(a)       Compensation Philosophy and Process for Determination of Executive Compensation

During 2007, PWPL’s compensation philosophy was designed to attract, retain and motivate high quality and experienced employees by providing them with both cash and equity compensation.  The application of this philosophy resulted in a three tiered approach to compensation for employees, including executive officers: (i) PWPL offered a competitive base salary and benefits package; (ii) PWPL made cash bonus payments to reward the achievement of both corporate and individual performance objectives; and (iii) PWPL had two long-term equity compensation programs (the Trust Unit Rights Incentive Plan (the “TURIP”) and the Employee Trust Unit Savings Plan (the “Savings Plan”)), which are designed to encourage Trust Unit ownership and thereby align employees’ interests with those of our Unitholders.

The Compensation Committee met throughout 2007 to discharge its responsibility for the review of PWPL’s compensation policies.  The Compensation Committee made specific recommendations to the independent members of the Board regarding the salaries, bonus payments and Unit Rights grants made to the officers of PWPL.  The Compensation Committee formulated a recommendation regarding the compensation of the President and Chief Executive Officer (now Chief Executive Officer) independently and formulated a recommendation regarding the compensation of the other executive officers based in part on the recommendations received from the President and Chief Executive Officer (now Chief Executive Officer).  In formulating its recommendations the Compensation Committee considered industry specific and independently compiled benchmark data provided by a nationally recognized human resources consulting firm.  The benchmark data was derived from Penn West’s peers in the oil and natural gas income trust sector and from companies in the upstream Canadian oil and natural gas sector.  The Compensation Committee also considered internally developed criteria for assessing corporate performance on a relative basis and individual performance on an absolute basis.  The Compensation Committee, in making its recommendations to the independent members of the Board, considered both quantitative and qualitative criteria.  The independent members of the Board reviewed the recommendations of the Compensation Committee and provided final approval of executive compensation packages.

The Compensation Committee and management devoted considerable time and resources in 2007 to continue to develop and refine a framework for PWPL’s compensation philosophy while ensuring that PWPL’s compensation plans were aligned with and responsive to the challenging labour market conditions in Western Canada where PWPL operates.  Corporate and individual performance objectives were assessed on an absolute basis and on a relative basis to a predetermined peer group of conventional oil and natural gas companies and oil and natural gas trusts.  The Compensation Committee was assisted in the process by a national human resources consulting firm who was retained by the Compensation Committee in order to provide them with independent advice and guidance.  The independent members of the Board reviewed and approved the recommendations of the Compensation Committee.

(b)       Base Salaries

Base salary ranges were determined following a review of comparative data for a predetermined peer group of other upstream Canadian conventional oil and natural gas trusts and companies.  In 2007, the Compensation Committee determined that base salaries for PWPL’s executive officers should be equal to approximately the median levels paid to executive officers holding similar positions at other oil and natural gas companies of a comparable size.  Such information was obtained from a number of sources, including independent consultants retained by the Compensation Committee.  The aggregate salary amounts, in the case of employees of PWPL, were approved by the independent members of the Board on the recommendation of the Compensation Committee in consultation with senior management.  The allocation of the aggregate level of base salary for the employees was determined by senior management with oversight from the Compensation Committee.  In the case of officers of PWPL, including the President and Chief Executive Officer, the base salaries of each officer were approved by the independent members of the Board after receiving the recommendations of the Compensation Committee (which was based in part on advice received from independent human resources consultants).

(c)       Bonuses

In addition to base salaries, PWPL may award cash bonuses to its employees, including its officers.  The independent members of the Board, on the recommendation of the Compensation Committee and in consultation with management, established the basis on which bonuses were granted in 2007, including the overall compensation framework developed by the Compensation Committee (as described above).  Employees were eligible to receive cash bonuses in the event specified performance targets were met or exceeded by PWPL and the individual employee.  In the case of employees, the aggregate amount of bonuses paid was approved by the independent members of the Board based on the recommendations of the Compensation Committee and in consultation with senior management.  Senior management of PWPL determined the allocation of such bonuses among employees, with oversight by the Compensation Committee.  In the case of the officers of PWPL, including the President and Chief Executive Officer, senior management recommended that no cash bonuses be awarded to PWPL’s officers for 2007, in light of external market forces then impacting the trading price of the Trust Units.  The decision not to award cash bonuses to any of the officers of PWPL as at December 31, 2007 was approved by the independent members of the Board based on the recommendations of senior management and the Compensation Committee.

(d)       Trust Unit Rights Incentive Plan

The purpose of the TURIP is to provide directors, officers, consultants, employees and other service providers (collectively, “Service Providers”) of Penn West and any of its subsidiaries, including

PWPL, with an opportunity to acquire Unit Rights which are exercisable to acquire Trust Units.  The TURIP provides an increased incentive for Service Providers to contribute to the future success and prosperity of Penn West, thus enhancing the value of the Trust Units for the benefit of all Unitholders.  A detailed description of the TURIP is set out in Section 4.12 “Trust Unit Rights Incentive Plan”.

In 2007, Service Providers, including officers, were eligible to receive Unit Rights when they were initially hired, when they were promoted (if applicable), and on an annual basis pursuant to a “bonus grant”.  The independent members of the Board, on the recommendation of the Compensation Committee and in consultation with management, established the basis on which initial grants, promotion related grants and bonus grants were made in 2007, including the overall compensation framework developed by the Compensation Committee (as described above).

In the case of employees, initial grants and promotion related grants were determined by the President and Chief Executive Officer (now Chief Executive Officer).  Employees were also eligible to receive bonus grants in the event specified performance targets were met or exceeded by PWPL and the individual employee.  In the case of employees, the aggregate amount of bonus grants made was approved by the independent members of the Board based on the recommendations of the Compensation Committee and in consultation with senior management.  Senior management then determined the allocation of such bonus grants to the employees, with oversight by the Compensation Committee.

In the case of officers, initial grants and promotion related grants were determined by the independent members of the Board based on the recommendations of the Compensation Committee and in consultation with senior management.  Officers were also eligible to receive bonus grants in the event specified performance targets were met or exceeded by PWPL and the individual officer.  In the case of the officers of PWPL, including the President and Chief Executive Officer (now Chief Executive Officer), the aggregate bonus grant and the allocation thereof to the officers was approved by the independent members of the Board based on the recommendations of the Compensation Committee (which were based in part on advice received from independent human resources consultants).

(e)       Employee Trust Unit Savings Plan

The purpose of the Savings Plan is to provide a means by which full-time employees (“Employees”) of affiliates of Penn West, including PWPL and its subsidiaries, may save for their retirement to ensure their long term future financial security; and to develop the interest of the Employees in the growth and development of Penn West and its affiliates by providing them with the opportunity to acquire an increased proprietary interest in Penn West through the purchase of Trust Units.  PWPL’s officers were eligible to participate in the Savings Plan in 2007.  A detailed description of the Savings Plan is set out in Section 4.13 “Employee Trust Unit Savings Plan”.

(f)        Summary

The Compensation Committee believes that PWPL’s 2007 compensation policies enabled PWPL to attract and retain a team of motivated professionals and support staff who are working toward the common goal of enhancing Unitholder value.  The independent members of the Board, based on the recommendations of the Compensation Committee and in consultation with management, will continue to assess PWPL’s compensation policies and modify them when necessary to assist PWPL in achieving its business objectives.

Submitted by the Human Resources and Compensation Committee:

R. Gregory Rich (Chairman)
George H. Brookman
James C. Smith

4.3                               Summary Compensation Table

The following table provides a summary of compensation information for the President and Chief Executive Officer (now Chief Executive Officer), the Senior Vice-President and Chief Financial Officer (now Executive Vice President and Chief Financial Officer) and the three highest paid executive officers (other than the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer) (collectively, the “Named Executive Officers”) for the periods indicated.

						Long-Term Compensation
						Awards		Payouts
			Annual Compensation			Securities	Shares or Units
Name and Principal Position(4)	Year		Salary ($)	Bonus ($)	Other Annual Compensation ($)	under Unit Rights Granted(2) (#)	Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)(3)
William Andrew	2007		525,000	0	(1)	200,000	N/A	N/A	78,750
President and Chief	2006		400,000	500,000	(1)	150,000	N/A	N/A	60,000
Executive Officer(5)	2005		350,000	400,000	(1)	545,000	N/A	N/A	52,500

David Middleton	2007		360,000	0	(1)	115,000	N/A	N/A	54,000
Executive Vice-	2006		300,000	300,000	(1)	99,900	N/A	N/A	45,000
President and Chief Operating Officer(5)	2005		235,000	200,000	(1)	450,000	N/A	N/A	35,250

Todd Takeyasu	2007		285,000	0	(1)	100,000	N/A	N/A	42,750
Senior Vice-President	2006		212,500	250,000	(1)	138,200	N/A	N/A	31,874
and Chief Financial Officer(5)	2005	(6)	169,000	110,000	(1)	162,500	N/A	N/A	25,350

Thane Jensen	2007		285,000	0	(1)	75,000	N/A	N/A	42,750
Senior Vice-President,	2006		250,000	200,000	(1)	60,000	N/A	N/A	37,500
Exploration(5)	2005		200,000	100,000	(1)	260,000	N/A	N/A	30,000

William Tang Kong(7)	2007		285,000	0	(1)	43,750	N/A	N/A	42,750
former Senior Vice-	2006		212,500	200,000	(1)	138,200	N/A	N/A	31,874
President, Corporate Development	2005	(6)	147,000	90,000	(1)	162,500	N/A	N/A	22,050

Notes:

(1)       All other compensation of each of the Named Executive Officers that is not properly categorized as salary or bonus, including perquisites (being the cost or value of a personal benefit provided to the Named Executive Officer that is not available to all employees) and other personal benefits, securities or property was, in the aggregate, less than $50,000 and 10% of the total of the annual salary and bonus of each of the Named Executive Officers for the financial year.

(2)       Includes Unit Rights granted effective February 8, 2008 as part of the Named Executive Officers’ compensation packages for the 2007 fiscal year.

(3)       Represents amounts contributed to the Savings Plan by PWPL on behalf of the Named Executive Officer pursuant to the terms of the Savings Plan.  See Section 4.13 “ Employee Trust Unit Savings Plan”.

(4)       As at May 5, 2008, the Named Executive Officers (excluding Mr. Tang Kong) beneficially owned or controlled or directed, directly or indirectly, the following number of Trust Units and Unit Rights:  Mr. Andrew – 118,975 Trust Units and 785,000 Unit Rights; Mr. Middleton – 75,647 Trust Units and 664,900 Unit Rights; Mr. Jensen – 11,677 Trust Units and 315,000 Unit Rights; and Mr. Takeyasu – 28,486 Trust Units and 375,700 Unit Rights.  As at May 5, 2008, Penn West and PWPL do not require PWPL’s executive officers (including the Named Executive Officers) to own a minimum number of Trust Units.

(5)       Mr. Andrew’s title was changed to, and he was appointed, Chief Executive Officer of PWPL on January 11, 2008.  Mr. Middleton’s title was changed to, and he was appointed, Executive Vice President, Operations & Corporate Development

effective February 7, 2008.  Mr. Takeyasu’s title was changed to, and he was appointed, Executive Vice President and Chief Financial Officer effective February 7, 2008.  Mr. Jensen’s title was changed to, and he was appointed, Senior Vice President, Exploration & Development effective January 11, 2008.

(6)       Messrs. Takeyasu and Tang Kong were first appointed officers of PWPL in June 2005.

(7)       Mr. Tang Kong resigned from his position with PWPL effective January 18, 2008.

4.4                               Performance Chart

The following graph illustrates changes from December 31, 2002 to December 31, 2007 in the cumulative total Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the cumulative total return of the S&P/TSX Composite Index, the S&P/TSX Capped Energy Index and the S&P/TSX Capped Energy Trust Index, with all dividends and distributions reinvested.

	2002/12	2003/12	2004/12	2005/12	2006/12	2007/12	Average Annual Cumulative Total Return
Penn West Energy Trust(1)	100	116.2	216.4	330.8	341.9	285.3	33%
S&P/TSX Composite Index(2)	100	125.4	145.1	180.1	211.2	231.9	26%
S&P/TSX Capped Energy Trust Index(2)	100	123.7	154.3	230.5	221.9	229.1	26%
S&P/TSX Capped Energy Index(2)	100	123.7	162.8	263.2	274.4	305.2	41%

Notes:

(1)   Penn West’s cumulative total return has been adjusted to reflect the exchange of one (1) common share of PWPL for three (3) Trust Units in conjunction with the trust conversion completed by PWPL on May 31, 2005 by plan of arrangement.

(2)   Total Return Index.

4.5                               Long-Term Incentive Plan Awards

Other than the Trust Unit Rights Incentive Plan and the Savings Plan, Penn West does not have any plans providing compensation intended to motivate performance over a period greater than one financial year.  For details regarding the Trust Unit Rights Incentive Plan and the Savings Plan, see Section 4.12 “Trust Unit Rights Incentive Plan” and Section 4.13 “Employee Trust Unit Savings Plan”.

4.6                               Unit Rights Granted During the Most Recently Completed Financial Year

The following table sets forth the number of Unit Rights granted to each of the Named Executive Officers (“NEO’s”) pursuant to the Trust Unit Rights Incentive Plan during the year ended December 31, 2007.

Name	Trust Units Under Unit Rights Granted(1)(2) (#)	Percent of Total Unit Rights Granted to Employees in Financial Year (%)	Grant Price(3) ($/Trust Unit)	Market Value of Trust Units Underlying Unit Rights on the Date of Grant(4) ($/Trust Unit)	Expiration Date
William Andrew	200,000	3.61%	26.70	26.70	February 7, 2012
David Middleton	115,000	2.08%	26.70	26.70	February 7, 2012
Thane Jensen	75,000	1.36%	26.70	26.70	February 7, 2012
Todd Takeyasu	100,000	1.81%	26.70	26.70	February 7, 2012
William Tang Kong	43,750	0.79%	26.70	26.70	February 7, 2012

Total for NEO’s	533,750	9.65%	26.70	26.70	February 7, 2012

Notes:

(1)   Includes Unit Rights granted effective February 8, 2008 as part of the Named Executive Officers’ compensation packages for the 2007 fiscal year.

(2)   These Unit Rights vest over a three-year period as to one third of the total amount thereof on each of the first, second and third anniversaries of the date of grant.  These Unit Rights expire on the fourth anniversary of the date of grant.

(3)   The Exercise Price per Unit Right is calculated by deducting from the Grant Price all distributions when paid (whether payable in cash, in securities or in any other assets of Penn West, but excluding certain distributions of Trust Units that are followed by a consolidation of the Trust Units pursuant to the Trust Indenture), on a per Trust Unit basis, made by Penn West after the Grant Date where the aggregate amount of all distributions made in each calendar month represent a return of more than 0.833% of Penn West’s recorded cost of oil and natural gas properties less accumulated depreciation and depletion associated with such oil and natural gas properties at the end of the last financial quarter for which financial statements have been reported (provided that in no event shall the Exercise Price be less than $1.00).

(4)   The market value of Trust Units underlying Unit Rights on the date of grant is equal to the volume weighted average trading price of the Trust Units on the Toronto Stock Exchange (the “TSX”) for the five trading days prior to the date of grant.

4.7                               Aggregate Unit Rights Exercised During the Most Recently Completed Financial Year and Financial Year-End Unit Right Values

The following table sets forth information regarding the number of Unit Rights exercised by each Named Executive Officer during 2007 and the financial value of unexercised in-the-money Unit Rights at December 31, 2007.

Name	Trust Units Acquired on Exercise (#)	Aggregate Value Realized(1)(2) ($)	Unexercised Unit Rights at December 31, 2007(5) (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Unit Rights at December 31, 2007(1) (3) (4) (5) ($) Exercisable/Unexercisable
William Andrew	55,000	733,600	109,000 / 501,000	618,800 / 1,856,400
David Middleton	Nil	Nil	160,000 / 389,900	1,019,200 / 1,528,800
Thane Jensen	50,000	586,900	64,000 / 196,000	145,600 / 873,600
Todd Takeyasu	25,000	301,750	42,500 / 233,200	182,000 / 546,000
William Tang Kong	Nil	Nil	67,500 / 233,200	364,000 / 546,000

Notes:

(1)   The Exercise Price per Unit Right is calculated by deducting from the Grant Price all distributions when paid (whether payable in cash, in securities or in any other assets of Penn West, but excluding certain distributions of Trust Units that are followed by a consolidation of the Trust Units pursuant to the Trust Indenture), on a per Trust Unit basis, made by Penn West after the Grant Date where the aggregate amount of all distributions made in each calendar month represent a return of more than 0.833% of Penn West’s recorded cost of oil and natural gas properties less accumulated depreciation and depletion associated with such oil and natural gas properties at the end of the last financial quarter for which financial statements have been reported (provided that in no event shall the Exercise Price be less than $1.00).

(2)   The aggregate value realized upon exercise is equal to the number of Trust Units acquired on exercise multiplied by the difference between the market value of the Trust Units on the date of exercise and the distribution adjusted Exercise Price of the Unit Rights on such date.

(3)   The value of the Unit Rights at December 31, 2007 is based upon the closing price of $25.84 for the Trust Units on December 31, 2007 (as quoted by the TSX).

(4)   The value of unexercised in-the-money Unit Rights at December 31, 2007 is equal to the number of Unit Rights held multiplied by the difference between the market value of the Trust Units at December 31, 2007 and the distribution adjusted Exercise Price of the Unit Rights on such date.

(5)   Does not include Unit Rights granted effective February 7, 2008, as part of the Named Executive Officers’ compensation packages for the 2007 fiscal year as these Unit Rights were not outstanding at December 31, 2007.

4.8                               Unit Right Repricings

Penn West did not reprice downward any Unit Rights held by Named Executive Officers during 2007.

4.9                               Defined Benefit or Actuarial Plans

Penn West did not have any defined benefit or actuarial plans in 2007 under which benefits are determined primarily by final compensation (or average final compensation) and years of service.

4.10                        Executive Employment Contracts

PWPL has entered into employment contracts (the “Executive Employment Agreements”) with Messrs. Andrew, Middleton, Takeyasu, Jensen, Tang Kong and other key executives, which continue indefinitely and provide for payment of each executive’s annual base salary and participation in certain of the benefits provided by PWPL.  For information in relation to executive salary, bonus and other benefits, see Section 4.3 “Summary Compensation Table”, Section 4.6 “Unit Rights Granted during the Most Recently Completed Financial Year” and Section 4.7 “Aggregate Unit Rights Exercised during the Most Recently Completed Financial Year and Financial Year-End Unit Right Values”.  The Executive

Employment Agreements recognize that these executives are critical to Penn West’s ongoing business.  They reflect the need to retain the executives, protect them from employment interruption that could be caused by a change of control and treat them in a fair and equitable manner.

Among other things, the Executive Employment Agreements provide that employment may be terminated without cause upon payment of a termination payment equal to the sum of the annual base salary as at the termination date, plus the average annual bonus received in the 24 month period immediately prior to the termination, multiplied by 2.5 for the Chief Executive Officer and multiplied by 2.0 for each of the other Named Executive Officers, along with a pro rata share of bonus earned during the year in which the termination occurs.  The Named Executive Officers are also entitled, on termination, to the immediate vesting of all unvested rights granted under the TURIP.  In the event of a Change of Control (as defined in the Executive Employment Agreements), each of the Named Executive Officers may elect to terminate his employment and be entitled to the payments and benefits described above.

4.11                        Equity Compensation Plan Information

The following table sets forth information in respect of securities authorized for issuance under Penn West’s equity compensation plans as at December 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (1) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (2) (c)
Equity compensation plans approved by securityholders	14,486,084	$25.69	7,898,563
Equity compensation plans not approved by securityholders	—	—	—
Total	14,486,084	$25.69	7,898,563

Notes:

(1)   The Exercise Price per Unit Right is calculated by deducting from the Grant Price all distributions when paid (whether payable in cash, in securities or in any other assets of Penn West, but excluding certain distributions of Trust Units that are followed by a consolidation of the Trust Units pursuant to the Trust Indenture), on a per Trust Unit basis, made by Penn West after the Grant Date where the aggregate amount of all distributions made in each calendar month represent a return of more than 0.833% of Penn West’s recorded cost of oil and natural gas properties less accumulated depreciation and depletion associated with such oil and natural gas properties at the end of the last financial quarter for which financial statements have been reported (provided that in no event shall the Exercise Price be less than $1.00).

(2)   The number of Trust Units that may be issued under Penn West’s equity compensation plans is calculated pursuant to a formula.  For particulars of this formula, see Section 4.12 “Trust Unit Rights Incentive Plan” and Section 4.13 “Employee Trust Unit Savings Plan”.

4.12                        Trust Unit Rights Incentive Plan

The purpose of the Trust Unit Rights Incentive Plan (or TURIP) is to provide directors, officers, consultants, employees and other service providers (collectively, “Service Providers”) of Penn West and any of its subsidiaries, including PWPL, with an opportunity to acquire Unit Rights, which are exercisable to acquire Trust Units.  The TURIP provides an increased incentive for Service Providers to contribute to the future success and prosperity of Penn West, thus enhancing the value of the Trust Units for the benefit of all Unitholders.  The TURIP came into effect in 2005 and must be approved by Unitholders every three years.

Unless otherwise approved by the TSX and the Unitholders, Penn West may reserve for granting of Unit Rights under the TURIP (and all other security based compensation arrangements of Penn West), up to 10% of the aggregate number of issued and outstanding Trust Units (approximately 37.6 million Trust Units).  Any increase in the number of issued and outstanding Trust Units results in an increase in the available number of Trust Units issuable under the TURIP, and any exercises or forfeitures of Unit Rights will make new grants available under the TURIP.

Unit Rights are granted by the Board (or its delegates) from time to time, at its sole discretion, to Service Providers, provided that the aggregate number of Unit Rights granted to any single holder of Unit Rights, or to the independent directors as a group, shall not exceed 1% of the issued and outstanding Trust Units.  In addition: (i) the number of Trust Units issuable (or reserved for issuance) to insiders (and their associates and affiliates) under the TURIP (and all other security based compensation arrangements of Penn West), cannot exceed 5% of the issued and outstanding Trust Units; and (ii) the number of Trust Units issued to insiders (and their associates and affiliates), within any one year period under the TURIP (and all other security based compensation arrangements of Penn West), cannot exceed 2% of the issued and outstanding Trust Units.  Unit Rights may not be assigned or transferred by a holder thereof.

Unit Rights may be exercised during a period (the “Exercise Period”) (not to exceed six (6) years from the date upon which the Unit Rights are granted (the “Grant Date”)), and pursuant to a vesting schedule, determined by the Board (or its delegates) in its sole discretion at the time the Unit Rights are granted.  At the expiration of the Exercise Period, any Unit Rights that have not been exercised expire.  The grant price (“Grant Price”) per Unit Right granted is equal to the volume weighted average trading price of the Trust Units on the TSX for the five trading days prior to the Grant Date.  Notwithstanding the foregoing, in certain circumstances, such as when a Unit Right is offered to an individual as an inducement to secure employment, the Grant Price may be otherwise determined, but only with the prior consent of all stock exchanges on which the Trust Units are at that time listed.

The exercise price (“Exercise Price”) per Unit Right granted is calculated by deducting from the Grant Price all distributions when paid (whether payable in cash, in securities or in any other assets of Penn West, but excluding a distribution of Trust Units pursuant to certain sections of the Trust Indenture that is followed by a consolidation of the Trust Units pursuant to the Trust Indenture), on a per Trust Unit basis, made by Penn West after the Grant Date where the aggregate amount of all distributions made in each calendar month represent a return of more than 0.833% of Penn West’s recorded cost of oil and natural gas properties less accumulated depreciation and depletion associated with such oil and natural gas properties at the end of the last financial quarter for which financial statements have been reported, provided that in no event shall the Exercise Price be less than $1.00.  The provisions of the TURIP governing the calculation of the Exercise Price were amended in fiscal 2006 to clarify that non-cash distributions made by Penn West would also result in a decrease in the Exercise Price of Unit Rights.  Such provisions were also amended to eliminate the requirement that the reduction in the Exercise Price be prorated in circumstances where the Grant Date falls other than on the first day of the calendar month.  These amendments to the TURIP were made by the Board pursuant to the amendment provisions of the TURIP described below and did not require Unitholder approval.

The TURIP is administered by the Board.  However, the Board may delegate the administration of the TURIP (or any part thereof) to a committee of directors appointed from time to time by the Board or to the Chief Executive Officer of PWPL pursuant to rules of procedure fixed by the Board.  The Board has delegated certain aspects of the administration of the TURIP relating to the grant of Unit Rights to new employees and promoted employees to the Chief Executive Officer of PWPL.  The TURIP was

amended in fiscal 2006 to provide for the aforementioned ability of the Board to delegate the administration of the TURIP.  These amendments to the TURIP were made by the Board pursuant to the amendment provisions of the TURIP described below and did not require Unitholder approval.

The Board may amend or discontinue the TURIP at any time without the consent of a holder of Unit Rights, provided that such amendment shall not alter or impair any Unit Rights previously granted under the TURIP except as otherwise permitted by the TURIP.  In addition, the Board may, by resolution, amend the TURIP and any Unit Rights granted under it without Unitholder approval, provided that the Board is not entitled to, absent Unitholder and TSX approval: (i) increase the maximum number of Trust Units issuable pursuant to the TURIP; or (ii) amend a Unit Right held by an insider to lower the Grant Price or to extend the expiry date.

Upon any holder of Unit Rights ceasing to be a Service Provider for any reason whatsoever, other than the death of such holder of Unit Rights, during the Exercise Period, all Unit Rights which have not vested at such date terminate, and such holder of Unit Rights has until the earlier of: (i) three months from the date such holder of Unit Rights ceased to be a Service Provider; or (ii) the end of the Exercise Period; to exercise any outstanding Unit Rights which have vested in such holder of Unit Rights, and at the expiration of such three month period, any vested Unit Rights which have not been so exercised terminate, provided that upon the termination of any employee for cause, the Board may, in its sole discretion, determine that all vested Unit Rights which have not been exercised will immediately terminate.  In the event that the foregoing provisions of the TURIP conflict with or are inconsistent with the express terms of a written employment agreement (an “Executive Employment Agreement”) between an executive officer of PWPL and PWPL, the terms of such Executive Employment Agreement govern.  The TURIP was amended in early 2007 to incorporate the concept described in the preceding sentence.  These amendments to the TURIP were made by the Board pursuant to the amendment provisions of the TURIP described above and did not require Unitholder approval.

Upon the death of any individual holder of Unit Rights during the Exercise Period, all Unit Rights which have not vested at such date immediately vest, and the executor, administrator or personal representative of such holder of Unit Rights has until the earlier of: (i) six months from the date of the death of such holder of Unit Rights; or (ii) the end of the Exercise Period; to exercise all outstanding Unit Rights, and at the expiration of such period, any Unit Rights which have not been exercised terminate.

In the event, during any Exercise Period of any Unit Rights, of any consolidation, subdivision, re-division or change of the Trust Units into a greater or lesser number of Trust Units, then such outstanding Unit Rights will be deemed to be amended to be for such greater or lesser number of Trust Units as would have resulted if the Trust Units represented by such Unit Rights had been issued and outstanding at the date of such consolidation, subdivision, re-division or change, and the Exercise Price will be deemed to be adjusted on a pro rata basis.

In the event of any other capital reorganization of Penn West during any Exercise Period of any Unit Rights not otherwise covered by the preceding paragraph, or an amalgamation or merger (whether by plan of arrangement or otherwise) of Penn West and/or PWPL with or into any other entity or the sale of the properties and assets of Penn West (and the assets of its direct or indirect subsidiaries) as (or substantially as) an entirety to any other entity (and whether or not involving one or more third party entities), and provided that such event is not a “change of control” within the meaning of the TURIP, each holder of Unit Rights shall be entitled to receive and shall accept in exchange for the Unit Rights then held by such holder, such number of rights or options (or similar securities) (the “New Securities”) to acquire such number and type of securities of the entity resulting from such capital reorganization, amalgamation or merger or to which such sale may be made, as the case may be (the “New Entity”), and exercisable at such exercise price and terms of vesting, as is comparable to the Exercise Price and terms of vesting of the Unit Rights, as the Board may determine in its absolute discretion, but subject in all cases to the receipt of any required regulatory and Unitholder approvals.  Upon the issuance of such New Securities to the holder in exchange for its Unit Rights, the obligation of Penn West to the holder in respect of the Unit Rights so exchanged shall terminate and the holder shall cease to have any further rights in respect thereof.  The TURIP was amended in early 2007 to incorporate the provisions described in this paragraph.  These amendments to the TURIP were made by the Board pursuant to the amendment provisions of the TURIP described above and did not require Unitholder approval.

The vesting provisions of outstanding Unit Rights will be accelerated and all unexercised Unit Rights may be exercised upon the effective date of a “change of control” of Penn West or PWPL.  A “change of control” is deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control of Penn West or PWPL: (i) a successful “take-over bid”, as defined in the Securities Act (Alberta), pursuant to which the “offeror” would as a result of such take-over bid, if successful, beneficially own in excess of 50% of the outstanding Trust Units or common shares of PWPL; (ii) the issuance to or acquisition by any person, or group of persons acting in concert, of Trust Units which in the aggregate total 50% or more of the then issued Trust Units; (iii) a change in the ownership of PWPL, the effect of which is that a sufficient number of voting shares of PWPL taken on a fully diluted basis, necessary to elect a majority of directors to the Board are not beneficially held or under the direction or control of Penn West; (iv) the sale of all or substantially all of the assets of PWPL, except in conjunction with an internal reorganization as a result of which Penn West or any other affiliate of Penn West has the same, or substantially similar, interest, whether direct or indirect, in the assets, as the interest, whether direct or indirect, that it had prior to the reorganization; and (v) the termination of Penn West.

Notwithstanding the “change of control” provisions described in the preceding paragraph or anything else contained in the TURIP, the Board has the complete and unfettered discretion to determine that any reorganization (which includes, without limitation, the occurrence of any event the effect of which will be to exchange or substitute the Trust Units for securities of another entity) (each such event a “Reorganization”) of or involving Penn West and/or PWPL and/or any of their respective affiliates (and whether or not involving one or more third party entities) is not an actual “change of control” for the purposes of the TURIP if, as a result of such Reorganization, the holders of the issued and outstanding Trust Units immediately prior to such Reorganization are also the holders of at least 50% of the issued and outstanding equity securities of an entity that holds, directly or indirectly, all or substantially all of the assets of Penn West (and the assets of its direct and indirect subsidiaries) immediately following such Reorganization.  The TURIP was amended in early 2007 to incorporate the provisions described in this paragraph.  These amendments to the TURIP were made by the Board pursuant to the amendment provisions of the TURIP described above and did not require Unitholder approval.

In addition to the amendments made to the TURIP during fiscal 2006 and fiscal 2007 described above, the Board made miscellaneous immaterial housekeeping amendments to the TURIP during fiscal 2006 and fiscal 2007 pursuant to the amendment provisions of the TURIP described above that did not require Unitholder approval.  No amendments have been made to the TURIP during fiscal 2008.

Information regarding Unit Rights outstanding under the TURIP between January 1, 2007 and May 5, 2008 is set forth below.

January 1, 2007 to December 31, 2007

	Number of Unit Rights	Weighted Average Exercise Price	Percent of Issued and Outstanding Trust Units
Balance, January 1, 2007	11,284,872	$27.76	4.8%
Unit Rights granted	5,189,346	33.24	—
Unit Rights exercised	(665,155)	21.91	—
Unit Rights cancelled	(1,322,979)	29.88	—
Balance, December 31, 2007, before reduction of Exercise Price	14,486,084	$29.80	6.0%
Reduction of Exercise Price	—	(4.11)	—
Balance, December 31, 2007, after reduction of Exercise Price	14,486,084	$25.69	6.0%
Exercisable, December 31, 2007	2,742,359	$22.53	1.1%

January 1, 2008 to May 5, 2008

	Number of Unit Rights	Weighted Average Exercise Price	Percent of Issued and Outstanding Trust Units
Balance, January 1, 2008	14,486,084	$25.69	6.0%
Unit Rights granted	11,688,482	$26.76	—
Unit Rights exercised	(524,874)	$21.15	—
Unit Rights cancelled	(892,649)	$26.79	—
Balance, May 5, 2008, before reduction of Exercise Price	24,753,043	$29.25	6.6%
Reduction of Exercise Price	—	$(1.24)	—
Balance, May 5, 2008, after reduction of Exercise Price	24,753,043	$25.02	6.6%
Exercisable, May 5, 2008	3,920,161	$23.90	1.0%

As at May 5, 2008, up to 37,569,573 Trust Units (representing 10% of the issued and outstanding Trust Units) may be reserved for issuance under the TURIP and the Savings Plan.  At May 5, 2008, an aggregate of 24,753,043 Trust Units (representing approximately 6.6% of the issued and outstanding Trust Units) are reserved for issuance on exercise of a like number of Unit Rights issued under the TURIP, with the result that an additional 12,816,530 Trust Units (representing approximately 3.4% of the issued and outstanding Trust Units) may be reserved for issuance under the TURIP and the Savings Plan.  Since the implementation of the TURIP in 2005, an aggregate of 1,601,779 Trust Units (representing approximately 0.42% of the currently issued and outstanding Trust Units) have been issued pursuant to the TURIP.

4.13                        Employee Trust Unit Savings Plan

The purpose of the Employee Trust Unit Savings Plan (or Savings Plan) is to provide a means by which full-time employees (“Employees”) of affiliates of Penn West, including PWPL and its subsidiaries, can save for their retirement to ensure their long term future financial security; and to develop the interest of the Employees in the growth and development of Penn West and its affiliates by providing them with the opportunity to acquire an increased proprietary interest in Penn West through the purchase of Trust Units.

Any Employee may contribute not less than 1% and not more than 10% of their base annual salary to the Savings Plan (the “Employee’s Contribution”).  For each $1.00 contribution to the Savings Plan by an Employee, PWPL will contribute $1.50 on behalf of the Employee (“PWPL’s

Contribution”).  Employees may elect once and only once per calendar quarter as to the percentage of their salary they wish to contribute to the Savings Plan.  This amount will be deducted from the Employee’s pay cheque commencing on the next semi-monthly pay period and all future pay periods until another election is made.

Each of the Employee’s Contribution and PWPL’s Contribution in each calendar month will be used to acquire Trust Units.  The Trust Units will be acquired either through open market purchases of Trust Units as soon as is reasonably practicable after the end of that calendar month; by a purchase from treasury at the weighted average trading price of the last five trading days on the TSX of that calendar month; or by a combination of the two, as determined by PWPL (as administrator of the Savings Plan) in its sole discretion.  Where available, the Savings Plan will enrol in Penn West’s distribution reinvestment and optional trust unit purchase plan (the “Drip”) thus qualifying to invest cash distributions in Trust Units issued from treasury at the price and on the terms set out in the Drip.  If the Drip is not available, all cash distributions from Penn West attributable to the Trust Units held in the Savings Plan will also be used to acquire Trust Units through open market purchases of Trust Units as soon as is reasonably practicable after the receipt of such distributions.

PWPL’s Contributions vest to each Employee on the last day of the calendar month following a contribution.  If an Employee leaves PWPL or is terminated for a reason other than by death before the end of any such monthly period, the Employee’s Contributions for such monthly period, whether a cash amount or Trust Units acquired with such cash amount along with any distributions from Penn West related thereto, will be returned to such Employee and PWPL’s Contributions, whether a cash amount or Trust Units acquired with such cash amount along with any distributions from Penn West related thereto, will not be earned and will be returned or surrendered, as the case may be, to PWPL and Penn West. In the event of death, the Employee’s Contributions made during such partial monthly period will be matched by PWPL’s Contributions, and will vest at the end of the calendar month following death.

There is a 12-month restriction on the sale of any Trust Unit acquired under the Savings Plan which may be waived by PWPL.  At the end of each calendar month, Trust Units that have been held for 12 months will be released to the Employee.  In the event of the death of an Employee the Trust Units will be immediately released.  PWPL may permit immediate transfer of the Trust Units to an Employee’s registered retirement savings plan upon the Employee’s undertaking not to dispose of such Trust Units for the required 12-month period.

The number of Trust Units reserved for issuance under the Savings Plan (along with any other security based compensation arrangements) shall not exceed 10% of the outstanding Trust Units (approximately 37.6 million Trust Units) as may be approved by the Board from time to time on behalf of Penn West.  In addition, the number of Trust Units, together with all of Penn West’s other previously established or proposed security compensation arrangements, which may be issuable (or reserved for issuance) to insiders of Penn West and PWPL and such insiders’ associates and affiliates will not exceed 5% of the outstanding Trust Units; which may be issued to any insider of Penn West and PWPL and such insider’s associates and affiliates within a one year period will not exceed 2% of the outstanding Trust Units; and which may be issued to any one insider of Penn West and PWPL and such insider’s associates and affiliates or to the independent directors as a group within a one year period will not exceed 1% of the outstanding Trust Units.

The Board may, by resolution on behalf of Penn West, amend the Savings Plan without Unitholder approval, however the Board is not entitled to, absent Unitholder and TSX approval, amend the Savings Plan to provide for any reduction in the purchase price of the Trust Units being purchased from Penn West.

As at May 5, 2008, up to 37,569,573 Trust Units (representing 10% of the issued and outstanding Trust Units) may be reserved for issuance under the Savings Plan and the TURIP.  At May 5, 2008, an aggregate of 24,753,043 Trust Units (representing approximately 6.6% of the issued and outstanding Trust Units) are reserved for issuance on exercise of a like number of Unit Rights issued under the TURIP, with the result that an additional 12,816,530  Trust Units (representing approximately 3.4% of the issued and outstanding Trust Units) may be reserved for issuance under the Savings Plan and the TURIP.  Since the implementation of the Savings Plan in 2005, an aggregate of 1,029,933 Trust Units (representing approximately 0.27% of the currently issued and outstanding Trust Units) have been issued pursuant to the Savings Plan.

SECTION 5:                           MISCELLANEOUS MATTERS

5.1                               Indebtedness of Directors and Executive Officers

PWPL is not aware of any individuals who are either current or former executive officers, directors or employees of PWPL or any of Penn West’s subsidiaries and who have indebtedness outstanding as at the date hereof (whether entered into in connection with the purchase of securities of Penn West or otherwise) that is owing to (i) Penn West or any of its subsidiaries, or (ii) another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Penn West or any of its subsidiaries.

PWPL is not aware of any individuals who are, or who at any time during 2007 were, a director or executive officer of PWPL, a proposed nominee for election as a director of PWPL, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since January 1, 2007, indebted to Penn West or any of its subsidiaries, or whose indebtedness to another entity is, or at any time since January 1, 2007 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Penn West or any of its subsidiaries.

5.2                               Interest of Informed Persons in Material Transactions

Other than as disclosed elsewhere herein, there were no material interests, direct or indirect, of any Informed Person of PWPL, any proposed director of PWPL, or any associate or affiliate of any Informed Person or proposed director, in any transaction since January 1, 2007 or in any proposed transaction which has materially affected or would materially affect Penn West or any of its subsidiaries.  “Informed Person” means: (i) a director or executive officer of PWPL; (ii) a director or executive officer of a person or company that is itself an Informed Person or subsidiary of Penn West; and (iii) any person or company who beneficially owns or controls or directs, directly or indirectly, Trust Units, or a combination of these, carrying more than 10% of the voting rights attached to all outstanding Trust Units.

5.3                               Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than as disclosed elsewhere herein, management of PWPL is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of PWPL at any time since January 1, 2007, any proposed nominee for election as a director of PWPL, or of any associate or affiliate of any of the foregoing persons or companies, in respect of any matter to be acted on at the Meeting (other than the election of directors of PWPL or the appointment of auditors of Penn West).

5.4                               Additional Information

Additional information relating to Penn West is available on SEDAR at www.sedar.com.  Financial information in respect of Penn West and its affairs is provided in Penn West’s annual audited comparative financial statements for the year ended December 31, 2007 and the related management’s discussion and analysis.  Paper copies of Penn West’s financial statements and related management discussion and analysis are available upon request from Penn West’s Investor Relations department at 2200, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8 (telephone:  (888) 770-2633; email: investor_relations@pennwest.com).

APPENDIX A

FORM 58-101F1 – CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled “Disclosure of Corporate Governance Practices” (“NI 58-101”) requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors, certain prescribed disclosure respecting corporate governance matters be included in its management information circular.  The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.  The prescribed corporate governance disclosure for Penn West is that contained in Form 58-101F1 which is attached to NI 58-101 (“Form 58-101F1 Disclosure”).

The corporate governance structure of Penn West is not the same as for a corporation.  The Board is responsible for the overall governance of Penn West and PWPL.  The Board is, in effect, responsible for the overall stewardship and governance of Penn West, and has put in place standards and benchmarks by which that responsibility can be measured.

Set out below is a description of Penn West’s current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in bold type).  Penn West has also disclosed below, where applicable, a comparison with some of the corporate governance standards (the “NYSE Standards”) of the New York Stock Exchange (“NYSE”).  As a Canadian trust listed on the NYSE, Penn West is not required to comply with many of the NYSE Standards, provided that it complies with the Canadian corporate governance standards.  In order to claim such an exemption, however, Penn West must disclose the significant differences between its corporate governance practices and those required by the NYSE Standards to be followed by U.S. domestic companies.  Penn West’s statement of Significant Differences in Penn West’s Corporate Governance Practices Compared to NYSE Corporate Governance Standards can be found on Penn West’s website at www.pennwest.com.

Penn West’s corporate governance practices meet or exceed all applicable Canadian requirements.  They also incorporate some best practices derived from the NYSE Standards and comply with the applicable rules adopted by the United States Securities and Exchange Commission to give effect to the provisions of the United States Sarbanes-Oxley Act of 2002.

1.                                      Board of Directors

(a)                                  Disclose the identity of directors who are independent.

The Board has determined that the following directors of PWPL are (or will be) independent within the meaning of NI 58-101:

James E. Allard

Robert G. Brawn

George H. Brookman

John A. Brussa

Daryl Gilbert

Jack C. Lee

Shirley A. McClellan

Thomas E. Phillips

Frank Potter

R. Gregory Rich

Jack Schanck

James C. Smith

Other than Messrs. Smith and Potter, the Board has not determined the independence of any directors under the NYSE Standards.

(b)                                 Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board has determined that William E. Andrew is not independent as he is the Chief Executive Officer of PWPL.

(c)                                  Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The Board has determined that a majority of the directors are (or will be) independent.  There will be eleven directors in total following the Meeting, ten of whom will be independent.

(d)                                 If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

See Section 3.6 for directorships that PWPL directors hold with other reporting issuers.

(e)                                  Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The Board has a policy providing that the independent directors meet without members of management and non-independent directors present (being Mr. Andrew, the Chief Executive

Officer of PWPL) at the conclusion of every meeting of the Board and every meeting of any committee of the Board.  The number of Board and committee meetings held in 2007 is disclosed in Section 3.5 “Director Attendance Record”.

Under the NYSE Standards, non-management directors are required to meet regularly without management present.  In addition, if any non-management director is not independent, the independent directors should meet at least once per year.  The practices of the Board satisfy this requirement.

(f)            Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board has determined that the chair of the Board, John A. Brussa, is an independent director within the meaning of NI 58-101.  The Board, in conjunction with the Governance Committee and Mr. Brussa, has developed broad terms of reference for the chair of the Board which includes managing and developing a more effective Board and ensuring that the Board can function independently of management and work with management to monitor and influence strategic management and Unitholder and other third party relations.

(g)           Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

See Section 3.5 “Director Attendance Record”.

2.             Board Mandate – Disclose the text of the board’s written mandate.  If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board is attached to this Information Circular as Appendix B.

3.             Position Descriptions

(a)           Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has written terms of reference for the chair of the Board and the chair of each committee of the Board.

(b)           Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board, in conjunction with the CEO, has developed a written position description for the CEO.

4.             Orientation and Continuing Education

(a)           Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

See Section 3.13 “Director Orientation and Education”.

(b)           Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

See Section 3.13 “Director Orientation and Education”.

Under the NYSE Standards, corporate governance guidelines that include, among other things, director orientation and continuing education should be adopted and posted on Penn West’s website.  Penn West has adopted a policy titled “Governance Guidelines” that addresses, among other things, director orientation and continuing education.  The Governance Guidelines have been posted on Penn West’s website at www.pennwest.com.

5.             Ethical Business Conduct

(a)           Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

(i)            disclose how a person or company may obtain a copy of the code;

The Board has adopted a written Code of Business Conduct and Ethics applicable to all employees of PWPL, including directors, officers and employees, and a Code of Ethics for Officers and Senior Financial Management applicable to all officers and senior financial staff, each of which is located on SEDAR at www.sedar.com, and on Penn West’s website at www.pennwest.com.

Under the NYSE Standards, a code of ethics that applies to all directors, officers and employees and that addresses certain matters should be adopted and posted on Penn West’s website.  Penn West is in compliance with this requirement.

(ii)           describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Board monitors compliance with the codes by requiring quarterly certifications by its officers and senior financial management as to their compliance with the codes and through the “whistleblower” policy which provides a procedure for the submission of information by any director, officer or employee relating to possible violations of the codes.

(iii)                               provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There were no material change reports filed since January 1, 2007 pertaining to any conduct of a director or executive officer that constitutes a departure from the code.

(b)                                 Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person who is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction.  In certain cases an independent committee may be formed to deliberate on such matters in the absence of the interested party.

(c)                                  Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board has also adopted a “Whistleblower Policy” wherein directors, officers and employees of PWPL and others are provided with a mechanism by which they can raise complaints regarding financial and regulatory reporting, internal accounting controls, auditing or health, safety and environmental matters or any other matters and raise concerns about any violations of PWPL’s Code of Business Conduct and Ethics in a confidential and, if felt necessary, anonymous process.

6.                                      Nomination of Directors

(a)                                  Describe the process by which the board identifies new candidates for board nomination.

The Governance Committee is responsible for identifying and recommending to the Board new candidates for addition to the Board or for Board nomination, having regard to the strengths and constitution of the Board members and the Governance Committee’s perception of the needs of Penn West and PWPL.

(b)                                 Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Governance Committee is comprised of only independent directors.

Under the NYSE Standards, the nominating/corporate governance committee should be comprised solely of “independent directors” and should have its own charter.  Although no Board determination of independence has been made under the NYSE Standards, members of the Governance Committee meet the qualifications for independence contained in the NYSE Standards.  The Governance Committee has its own mandate, which is described below and which complies with the NYSE Standards.  In addition, as required by the NYSE Standards, the mandate has been posted on Penn West’s website at www.pennwest.com.

(c)           If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Governance Committee has within its mandate the responsibilities of a nominating committee.  The committee is responsible for identifying and recommending to the Board new candidates for nomination to the Board having regard to the competencies, skills and personal qualities of the candidates and the Board members and the committee’s perception of the needs of Penn West and PWPL.  The committee also reviews the slate of directors for Penn West’s annual management proxy circular and recommends such slate for approval by the Board.

7.             Compensation

(a)           Describe the process by which the board determines the compensation for the issuer’s directors and officers.

Compensation of Directors

See Section 3.9 “Process for Determination of Director Compensation”.

Compensation of Officers

See Section 4.2(a) “Compensation Philosophy and Process for Determination of Executive Compensation “.

(b)           Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Human Resources and Compensation Committee is composed entirely of independent directors.

Under the NYSE Standards, the compensation committee should be comprised solely of “independent directors” and should have its own charter.  Although no Board determination of indepdendence has been made under the NYSE Standards, members of the Human Resources and Compensation Committee meet the qualifications for independence contained in the NYSE Standards.  The Human Resources and Compensation Committee has its own mandate, which is described below and which complies with the NYSE Standards.  In addition, as required by the NYSE Standards, the mandate has been posted on Penn West’s website at www.pennwest.com.

(c)           If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Human Resources and Compensation Committee has been delegated the responsibility to:

•      Review the overall human resource policies, trends and/or organizational issues including in respect of recruitment, performance management, compensation, benefit programs, resignations/terminations, training and development, depth of management in relation to succession planning and organizational planning and design.  In discharging the committee’s responsibilities, the committee is guided by the principle that employee compensation should be dependant on, among other things, establishing goals, both micro and macro, and measuring how actual performance relates to these goals, both on an absolute basis as well as vis-à-vis Penn West’s competitors;

•      Review and make recommendations to the independent members of the Board respecting the annual overall budget for PWPL’s staff compensation (including staff salary increases, bonus payments and equity compensation grants), excluding executive compensation;

•      Review and make recommendations to the independent members of the Board with respect to the compensation of executive officers (other than the CEO) and incentive compensation and equity based plans that are subject to Board approval;

•      Review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives, and make recommendations to the independent members of the Board respecting the determination and approval of the CEO’s compensation level based on this evaluation;

•      Develop policies and principles for CEO selection and performance review, as well as policies regarding succession in the event of an emergency or retirement of the CEO;

•      Review executive compensation disclosure before Penn West publicly discloses this information;

•      Prepare the “Report of the Compensation Committee” respecting executive officer compensation for inclusion in Penn West’s annual information circular; and

•      Review and make recommendations to the independent members of the Board respecting employment and union contracts or other major agreements for PWPL’s employees.

(d)           If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The committee engaged Mercer (Canada) Ltd. to provide specific support to the committee in determining compensation for PWPL’s officers during the most recently completed fiscal year.  This support has consisted of: (i) the provision of general market observations throughout the year with respect to market trends and issues; (ii) the provision of benchmark market data; and (iii) attendance at one committee meeting to review market trends and issues, during which market analysis findings were presented to the committee.  The committee also engaged Mercer (Canada) Ltd. to review and provide information regarding the terms of executive employment contracts for PWPL’s officers (specifically, the change of control and severance provisions contained therein).  The decisions of the committee are those of the committee and may reflect information other than that provided by Mercer (Canada) Ltd.

8.             Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Governance Committee

Members in 2007:  George H. Brookman (Chair), Thomas E. Phillips, Frank Potter and James C. Smith, all of whom were independent directors.

Current Members (as of February 20, 2008):  George H. Brookman (Chair), Shirley A. McClellan, Frank Potter and R. Gregory Rich, all of whom are independent directors.

The Governance Committee assists the Board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the Board and its committees; developing and reviewing PWPL’s approach to corporate governance matters; and reviewing, developing and recommending to the Board for approval, procedures designed to ensure that the Board can function independently of management.  The Committee annually reviews the need to recruit and recommend new members to fill Board vacancies giving consideration to the competencies, skills and personal qualities of the candidates and of the existing Board, and recommends to the Board the nominees for election at each annual meeting.

Health, Safety and Environment Committee

Members in 2007:  George H. Brookman (Chair), Shirley A. McClellan (as of June 30, 2007), James C. Smith, Thomas E. Phillips and Murray R. Nunns, all of whom were independent directors.

Current Members (as of February 20, 2008):  George H. Brookman (Chair), Robert G. Brawn, Daryl Gilbert and Shirley A. McClellan, all of whom are independent directors.

The Health, Safety and Environment Committee assists the Board in its responsibility for oversight and due diligence by reviewing, reporting and making recommendations to the Board on the development and implementation of the standards and policies of PWPL in the areas of health, safety and environment.  This Committee meets separately with management of PWPL which has responsibility for such matters, and reports to the Board.

Reserves Committee

Members in 2007:  Murray R. Nunns (Chair), Thomas E. Phillips and James C. Smith, all of whom were independent directors.

Current Members (as of February 20, 2008): Daryl Gilbert (Chair), Robert G. Brawn, Thomas E. Phillips and James C. Smith, all of whom are independent directors.  Mr. Phillips is not standing for re-election as a director of PWPL.  Accordingly, Mr. Phillips will cease to be a director of PWPL at the close of the Meeting.

The Reserves Committee assists the Board in meeting its responsibilities to review the qualifications, experience, reserve evaluation approach and costs of the independent engineering firm that performs PWPL’s reserve evaluation and reviews the annual independent engineering report.  The committee reviews, and recommends for approval by the Board on an annual basis, the statements of reserve data and other information specified in National Instrument 51-101.

The Committee also reviews any other oil and natural gas reserve report prior to release by PWPL to the public and reviews all of the disclosure in the Annual Information Form and elsewhere related to the oil and natural gas activities of PWPL.

9.             Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

See Section 3.12 “Board and Director Assessment”.

Other Activities of the Board

The Board holds regularly scheduled meetings at least quarterly to perform its responsibilities, including those specific responsibilities delegated to it under the Trust Indenture, which includes substantially all management matters related to Penn West or adopted by the Board.  In particular, the Board approves significant operational decisions and all decisions relating to:  (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount established by the Board from time to time; (ii) the approval of capital expenditure budgets; and (iii) the establishment of credit facilities.  In addition, the Trustee has delegated certain matters to the Board including all decisions relating to:  (i) any offers for Trust Units; (ii) any issuances of additional Trust Units; (iii) the determination of distribution policies; and (iv) establishing and administering Penn West’s distribution reinvestment and optional trust unit purchase plan.

The Board, in part, performs its mandated responsibilities through the activities of its five committees: the Audit Committee, the Governance Committee, the Health, Safety and Environment Committee, the Human Resources and Compensation Committee and the Reserve Committee.

The Board and its committees have access to senior management on a regular basis as Mr. Andrew, the Chief Executive Officer, is a director and attends all meetings of the Board along with other executive officers who are invited to attend Board meetings to provide necessary information to facilitate stewardship and oversight activities.

The Board and the Governance Committee have developed terms of reference for the Chairman of the Board and the Chief Executive Officer with a view to ensuring that the Board can operate efficiently on a fully informed basis independent of management.  As such, the Chief Executive Officer reports directly to the Board.  The Board has determined that none of the directors who serve on its committees has a material relationship with PWPL that could reasonably interfere with the exercise of a director’s independent judgment.  The Chairman of the Board is an independent director and is responsible for managing the affairs of the Board and its committees, including ensuring the Board is organized properly, functions effectively and independently of management and meets its obligations and responsibilities.

Other Matters Relating to the Audit Committee

All of the members of the Audit Committee are independent and financially literate.  See “Audit Committee Disclosures” in Penn West’s 2007 annual information form dated March 26, 2008 (the “AIF”) for information regarding PWPL’s Audit Committee, including the disclosure mandated by National Instrument 52-110 – Audit Committees.  See Appendix C to the AIF for a copy of the Audit Committee’s mandate.

10.  Code of Business Conduct and Ethics

In 2007, PWPL revised and distributed to all of its directors, officers and employees a code of business conduct and ethics dealing with business integrity, accuracy of records and reporting, conflicts of interest, insider trading, protection and proper use of Penn West’s assets, reporting of illegal or unethical behaviour and other matters.  Employees are required to utilize the Whistle Blower facilities in relation to any concerns as to questionable accounting, auditing, financial reporting or any other concerns.  A code of ethics was also adopted that specifically addresses standards of conduct for officers and senior financial management.  Compliance affirmations are obtained each quarter for all executive and certain key financial and operational employees and annually for a broader group of PWPL’s staff.  The codes are available on Penn West’s website at www.pennwest.com.

APPENDIX B

PENN WEST ENERGY TRUST

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) of Penn West Petroleum Ltd. (the “Corporation”) is responsible for the administration of Penn West Energy Trust (the “Trust”), for the stewardship of the Corporation, and the other subsidiaries of the Corporation.  In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of the Corporation.  In general terms, the Board will:

(a)           in consultation with the chief executive officer of the Corporation (the “CEO”), define the principal objective(s) of the Corporation;

(b)           monitor the management of the business and affairs of the Corporation with the goal of achieving the Corporation’s principal objective(s) as defined by the Board;

(c)           discharge the duties imposed on the Board by applicable laws; and

(d)           for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties.

Strategic Operating, Capital Plans and Financing Plans

•      require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for the Corporation’s business, which plans must:

•      be designed to achieve the Corporation’s principal objectives,

•      identify the principal strategic and operational opportunities and risk of the Corporation’s business, and

•      be approved by the Board as a pre-condition to the implementation of such plans;

•      review progress towards the achievement of the goals established in the strategic, operating and capital plans;

•      review the principal risks of the Corporation’s business identified by management and the steps taken by management to ensure the implementation of the appropriate systems to manage these risks; and

•      approve the annual operating and capital plans, major acquisitions and dispositions and facilities;

Monitoring and Acting

•      monitor the Corporation’s progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

•      monitor overall human resource policies and procedures, including compensation and succession planning;

•      appoint the CEO and determine the terms of the CEO’s employment with the Corporation;

•      approve the distribution policy of the Corporation;

•      periodically review the systems that management has put in place to ensure the integrity of the Corporation’s internal control and management information systems;

•      monitor the “good corporate citizenship” of the Corporation, including compliance by the Corporation with all applicable environmental laws;

•      in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of the Corporation and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

•      require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by the Corporation and its officers and employees; and

•      approve all matters relating to a takeover bid of the Corporation.

Compliance Reporting and Corporate Communications

•      ensure that management is properly reporting the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;

•      recommend to unitholders of the Trust, based on the recommendations of management and the Audit Committee, a firm of chartered accountants to be appointed as the Corporation’s auditors;

•      ensure that management has undertaken all reasonable and prudent actions to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

•      ensure that management has put in place sufficient disclosure controls to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation;

•      ensure the corporate oil and gas reserve report fairly represents the quantity and value of corporate reserves in accordance with generally accepted engineering principles;

•      report annually to unitholders on the Board’s stewardship for the preceding year; and

•      ensure that the Corporation has in place a policy to enable the Corporation to communicate effectively with the unitholders of the Trust and the public generally.

Governance

•      in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

•      facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

•      appointing a Chairman of the Board who is not a member of management;

•      appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate,

•      defining the mandate of each committee of the Board,

•      ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director, and

•      establishing a system to enable any director to engage an outside adviser at the expense of the Corporation; and

•      review annually the composition of the Board and its committees and assess Directors’ performance on an ongoing basis, and propose new members to the Board;

•      review annually the adequacy and form of the compensation of directors.

Delegation

•      The Board may delegate its duties to and receive reports and recommendations from the Audit, Reserve, Human Resources and Compensation, Health, Safety and Environmental and Governance committees.

Composition

•      The Board shall be composed of at least six individuals appointed by the unitholders of the Trust at the Annual Meeting.

•      A majority of Board members should be independent directors, being those directors with no direct or indirect material relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of independent judgment.  In addition, the Board must affirmatively determine that an independent director has no material relationship with the Trust, nor is designated as not being independent under Section 303A.02(b) of the Corporate Governance Rules of the New York Stock Exchange.

•      Members should have or obtain sufficient knowledge of the Corporation and the oil and gas business to assist in providing advice and counsel on relevant issues.

•      Board members should offer their resignation from the Board to the Chairman of the Governance Committee following:

•      change in personal circumstances which would reasonably interfere with the ability to serve as a Director, including a conflict of interest, and

•      change in personal circumstances which would reasonably reflect poorly on the Trust (for example, finding by a Court of fraud, or conviction under Criminal Code or securities legislation).

•      Board members should offer their resignation from the Board to the Chairman of the Governance Committee upon reaching age 65 and annually thereafter.

Meetings

•      The Board shall meet at least four times per year and at such additional times as deemed appropriate by the Board Chair.  In addition, the non-management directors must meet at regularly scheduled executive sessions chaired by the Chair of the Board, or if the Chair of the Board is a member of management, by an independent director chosen by the Directors present at the meeting.

•      There will also be an executive session of only independent directors held at least annually.

•      Minutes of each meeting shall be prepared by the Secretary to the Board.

•      The Chief Executive Officer or his designate(s) may be present at all meetings of the Board upon the invitation of the Board.

•      Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Reporting / Authority

•      Following each meeting, the Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

•      Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

•      The Board shall have the authority to review any corporate report or material and to investigate activity of the Trust or the Corporation and to request any employees to cooperate as requested by the Board.

•      The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.